EXHIBIT 99.1

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF SHOPIFY INC.

TO BE HELD MAY 30, 2018

April 18, 2018

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
SHOPIFY INC.

To the shareholders of Shopify Inc.:

Notice is hereby given of the annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of Class A subordinate voting shares and Class B multiple voting shares in the capital of Shopify Inc. (collectively, the "Shares").

Date:	May 30, 2018

Time:	10 a.m. (Eastern Time)

Place:	150 Elgin Street Ottawa, Ontario K2P 1L4 Canada

Business of the Meeting:	(a) receiving our financial statements for the year ended December 31, 2017, including the auditor’s report thereon;
(b) electing six (6) directors to our Board of Directors, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;
(c) re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board of Directors to fix their remuneration;

(d) considering and, if deemed advisable, passing an ordinary resolution approving the amendment and restatement of our Stock Option Plan, as more particularly described in the attached Circular, and all unallocated options under the Stock Option Plan, as amended (the full text of the amended and restated Stock Option Plan and the proposed ordinary resolution are attached to the Circular as Appendix "A" and Appendix "B", respectively);

(e) considering and, if deemed advisable, passing an ordinary resolution approving the amendment and restatement of our Long Term Incentive Plan, as more particularly described in the attached Circular, and all unallocated awards under the Long Term Incentive Plan, as amended (the full text of the amended and restated Long Term Incentive Plan and the proposed ordinary resolution are attached to the Circular as Appendix "C" and Appendix "D", respectively);

(f) considering an advisory, non-binding resolution on our approach to executive compensation; and
(g) to transact any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.

Conference call:	Details on how you may listen in and follow the proceedings can be found on our website at investors.shopify.com

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You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you were a Shareholder on April 17, 2018 (the "Record Date").

Meeting Materials

Accompanying this Notice is the related management information circular (the "Circular") of Shopify Inc. ("Shopify") which provides information relating to the matters to be addressed at the Meeting. Also accompanying this notice is a form of proxy (the "Form of Proxy") to vote your shares. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Shopify before the Meeting or by the Chair at the Meeting.

We are using notice-and-access to deliver this Circular to both our registered and non-registered shareholders. This means that this Circular is being posted online for shareholders to access, instead of being mailed out. You may still receive a form of proxy or a voting instruction form in the mail so you can vote your shares but, instead of receiving a paper copy of this Circular, you will receive a notice with instructions indicating how you can access it electronically, as well as how to request a paper copy. This circular is available at http://www.envisionreports.com/ZSHQ17documents18, on our website at https://investors.shopify.com, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of this Circular, at no cost to you, up to one year from the date this Circular was filed on SEDAR. You may make such a request at any time prior to the meeting by contacting our transfer agent, Computershare Investor Services Inc. ("Computershare") via their website https://www-us.computershare.com/Investor/Contact/Enquiry, by mail  Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1, or by phone 1-877-373-6374 (U.S., Canada) or 1-781- 575-2879 (all other countries). After the meeting, requests may be made via our website https://investors.shopify.com/Resources/Request-Information, by email IR@Shopify.com, or by phone 1-888-746-7439 ext. 302.

You will need to register with Computershare before entering the Meeting if you choose to attend in person. Shopify has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility. Details on how you may listen to and follow the proceedings can be found on our website at investors.shopify.com.

Proxy instructions must be received by Computershare by 5:00 p.m. (EDT) on May 25, 2018 (or, if the meeting is adjourned or postponed, by 5:00 p.m. (EDT) two (2) business days before the day on which the meeting is reconvened). Shopify reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. If you are a non-registered Shareholder, please refer to Section 1 - Voting Information in the Circular under the heading "Beneficial (Non-Registered) Shareholders" for information on how to vote your Shares. Beneficial (non-registered) Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with their instructions.

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Dated at Ottawa, Ontario, April 18, 2018.
BY ORDER OF THE BOARD OF DIRECTORS
Joseph A. Frasca
SVP, General Counsel and Corporate Secretary
Shopify Inc.

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Summary

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider. You should read this entire Circular before voting.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For more information see pages
Election of Directors	FOR each nominee	11- 17
Appointing PricewaterhouseCoopers LLP as auditors	FOR	18 - 19
Approval of amended and restated Stock Option Plan	FOR	20 - 22
Approval of amended and restated Long Term Incentive Plan	FOR	23 - 25
Advisory vote on executive compensation	FOR	26

1. Election of Directors
(see Section 2(1) - Election of Directors)

Name	Age	Independent	Director Since	Position	Committees	Board and Committee Attendance in 2017	Other Public Boards	Votes FOR in 2017
Tobias Lütke	37	No	2004	CEO, Shopify	none	100%	0	99.86%
Robert Ashe	59	Yes	2014	Corporate Director	- Lead Independent Director - Audit - Compensation (Chair) - Nominating and Corporate Governance	100%	2	99.65%
Steven Collins	53	Yes	2014	Corporate Director	- Audit (Chair)	100%	2	99.8%
Gail Goodman	57	Yes	2016	Corporate Director	- Audit - Compensation - Nominating and Corporate Governance	94.73%	1	99.66%
Jeremy Levine	44	Yes	2011	Partner at Bessemer Venture Partners	- Nominating and Corporate Governance	100%	1	99.79%
John Phillips	67	Yes	2010	CEO, Klister Credit Corp.	- Compensation - Nominating and Corporate Governance (Chair)	100%	0	99.48%

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2. Appointing PricewaterhouseCoopers LLP as Auditors
(see Section 2(2) - Appointment of Auditors)

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC"), the present auditors of the Company, have acted as the Company’s auditors since August 2011. In 2017, 99.93% of votes cast were in favour of appointing PWC as the Company's auditors.

3. Approval of Amended and Restated Stock Option Plan
(see Section 2(3) - Approval of Amended and Restated Stock Option Plan)

The existing Stock Option Plan was initially made effective on May 27, 2015 (the date of the closing of our initial public offering ("IPO")), therefore the three-year term prescribed by the Toronto Stock Exchange ("TSX") for security-based compensation arrangements that do not have a fixed maximum aggregate of securities issuable will expire on May 27, 2018. In addition to approval of the unallocated options, rights and other entitlements under the Stock Option Plan, the Company is also seeking Shareholder approval to certain amendments to the Stock Option Plan.

Please also see "Section 3: Incentive Plans - Stock Option Plan" of this Circular for more information about the existing Stock Option Plan.

4. Approval of Amended and Restated Long Term Incentive Plan
(see Section 2(4) - Approval of Amended and Restated Long Term Incentive Plan)

The existing Long Term Incentive Plan was initially made effective on May 27, 2015 (the date of closing of our IPO), therefore the three-year term prescribed by the TSX for security based compensation arrangements that do not have a fixed maximum aggregate of securities issuable will expire on May 27, 2018. In addition to approval of the unallocated options, rights and other entitlements under the Long Term Incentive Plan, the Company is also seeking Shareholder approval to certain amendments to the Long Term Incentive Plan.

Please also see "Section 3: Incentive Plans - Long Term Incentive Plan" of this Circular for more information about the existing Long Term Incentive Plan.

5. Advisory Vote on Executive Compensation
(see Section 2(5) - Advisory Resolution on Executive Compensation)

Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters. In 2017, 99.09% of votes cast were in favour of our Board of Director's approach to executive compensation.

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Please also see "Section 3: Compensation of Executives" of this Circular for more information about our executive compensation.

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MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the "Company" or "Shopify") for use at the annual general and special meeting of shareholders of Shopify (the "Shareholders") to be held on May 30, 2018 (the "Meeting") at 150 Elgin Street, Ottawa, Ontario, K2P 1L4, commencing at 10:00 a.m. (Ottawa time), or at any adjournment(s) or postponement(s) thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of shareholders of Shopify (the "Notice of Meeting").

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Information Contained in this Circular

All information in this Circular is presented as of April 17, 2018, unless otherwise indicated.

Unless the context requires otherwise, references in this Circular to "Shopify", "we", "us", "our", or "the Company" include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Presentation of Financial Information

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our reporting currency is U.S. dollars.

Currency and Exchange Rate

We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to "$", "US$", "USD" or "U.S. dollars" are to United States of America dollars and references to "C$" or "CAD" are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 29, 2017 Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars which was US$1.00 = C$1.2545.

The following table sets forth the closing, high, low and average exchange rates for one (1) U.S. dollar in terms of Canadian dollars for fiscal years ended December 31, 2017, 2016 and

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2015 and for the three-month period ended March 31, 2018, as reported by the Bank of Canada. Periods prior to January 1, 2017 are based on the noon rate published by the Bank of Canada. Periods from and after January 1, 2017 are based on the daily average exchange rate published by the Bank of Canada.

	Year ended December 31 (CAD)			Three-month Period ended March 31 (CAD)
	2017	2016	2015	2018
Rate at end of Period	1.2545	1.3426	1.3841	1.2893
Average rate during Period(1)	1.2974	1.3236	1.2767	1.2642
High during Period	1.3744	1.4590	1.3990	1.3087
Low during Period	1.2129	1.2544	1.1727	1.2288
1 Calculated as an average of the daily noon rates or daily average rates for each period, as applicable.

On April 17, 2018, the Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.2552.

Principal Shareholders

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of any class of shares, the approximate number of shares owned, controlled or directed by each such person and the percentage of the class of shares so owned, controlled or directed as of April 17, 2018:

Name of Shareholder	Number of Class A Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class A Subordinate Voting Shares Owned, Controlled or Directed	Number of Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Class B Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Tobias Lütke(1)	128,606	0.14%	8,433,505	60.05%	36.17%
Klister Credit Corp.(2)	46,060	0.05%	4,200,000	29.91%	18.01%
Entities affiliated with Fidelity(3)	11,012,847	11.83%	-	-	4.72%
1 Consists of 7,305,140 Class B multiple voting shares and 116,000 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, 758,629 Class B multiple voting shares and 217 Class A subordinate voting shares held directly by Tobias Lütke, and 9,372 stock options that are exercisable into Class A subordinate voting shares within 60 days after April 17, 2018, 3,017 Restricted Share Units that will vest as Class A

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subordinate voting shares within 60 days after April 17, 2018, and 369,736 stock options that are exercisable into Class B multiple voting shares within 60 days after April 17, 2018.
2 One of our directors, John Phillips, is the Chief Executive Officer of Klister Credit Corp. ("Klister"), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of the Shares owned by Klister. Mr. Phillips' wife, Dr. Catherine Phillips, owns the remaining 50% of Klister.
3 Based on Form 13F filed on February 13, 2018. Reflects shares held, in the aggregate, by FIAM LLC, Fidelity (Canada) Asset Management ULC, Fidelity Institutional Asset Management Trust Company, Fidelity Investments Canada ULC, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research Company, FMR Co., Inc., and Strategic Advisers, Inc.

All directors and officers as a group (14 persons) owned beneficially or exercised control or direction over 472,592 Class A subordinate voting shares, or 0.51% of that class, and 13,568,630 Class B multiple voting shares, or 96.61% of that class, representing 13.11% of all shares and 58.31% of all votes as of April 17, 2018. The Class A subordinate voting shares amount consists of 345,609 Class A subordinate voting shares beneficially owned by our directors and executive officers, 112,051 Class A subordinate voting shares issuable pursuant to outstanding stock options which are exercisable within 60 days after April 17, 2018 and 14,932 Class A subordinate voting shares issuable pursuant to outstanding RSUs which will vest within 60 days after April 17, 2018. The Class B multiple voting shares amount consists of 12,263,769 Class B multiple voting shares beneficially owned by our directors and executive officers and 1,304,861 Class B multiple voting shares issuable pursuant to outstanding stock options which are exercisable within 60 days after April 17, 2018. These amounts include 100% of the shares held by Klister Credit Corp., which is 50% owned by John Phillips (see footnote 2, above).

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NOTICE TO UNITED STATES SHAREHOLDERS

Shopify is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing and auditor independence standards, which differ from United States auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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SECTION 1: VOTING INFORMATION

What will I be voting on?

You will be voting on:

a)	the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed (see page 11);

b)	the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see page 18);

c)	the approval of the Company's Amended and Restated Stock Option Plan (see page 20);

d)	the approval of the Company's Amended and Restated Long Term Incentive Plan (see page 23);

e)	an advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 26); and

f)	any other business that may properly come before the Meeting.

The Company's Board of Directors and management recommends that you vote FOR each of the proposed nominees for election as directors of the Corporation; FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration; FOR the approval of the Company's Amended and Restated Stock Option Plan; FOR the approval of the Company's Amended and Restated Long Term Incentive Plan; and FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

Who is soliciting my proxy?

The management of Shopify is soliciting your proxy. The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

Who is entitled to vote and how many shares are eligible to vote?

The holders of Class A subordinate voting shares and Class B multiple voting shares as at the close of business on April 17, 2018 or their duly appointed proxyholders or representatives are entitled to vote.

The Company has two classes of shares currently issued. The Company’s Class A subordinate voting shares are listed on the New York Stock Exchange ("NYSE") (NYSE: SHOP) and on the Toronto Stock Exchange ("TSX") (TSX: SHOP). The Company also has Class B multiple voting shares

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issued which are not listed on any exchange, but which can be converted at any time at the option of the holder for Class A subordinate voting shares on a 1:1 basis.

On April 17, 2018 the number of Class A subordinate voting shares outstanding was 92,928,600, which represents 42.18% of the aggregate voting rights attaching to all of the Company’s outstanding shares, and the number of Class B multiple voting shares outstanding was 12,739,172, which represents 57.82% of the aggregate voting rights attaching to all of the Company’s outstanding shares.

How many votes do I have?

Holders of the Company’s Class A subordinate voting shares have one vote for every share owned and holders of the Company’s Class B multiple voting shares have ten votes for every share owned.

What are the voting requirements?

The election of directors, the appointment of auditors, the approval of the equity plans, and the approval of an advisory, non-binding resolution on the Company’s approach to executive compensation will each be determined by a majority of votes cast at the meeting by proxy or in person. For details concerning Shopify’s majority voting policy with respect to the election of its directors, please refer to "Majority Voting Policy" in Section 4 "Corporate Governance Policies and Practices" of this Circular.

What are the quorum requirements?

A quorum is present at the Meeting if the holders of at least 25% of the shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote at the Meeting are actually present at the Meeting or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the opening of the Meeting or within a reasonable time after, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I know if I am a registered shareholder or a non-registered (beneficial) shareholder?

You are a registered shareholder if your shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. ("Computershare").

You are a non-registered shareholder (also called a beneficial shareholder) if your shares are held in the name of a nominee (also called an intermediary), such as a securities broker, trustee or other financial institution. For more information, see the instructions below under the heading "Beneficial (Non-Registered) Shareholders".

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How do I vote if I am a registered shareholder?

If you are a registered shareholder, you can exercise your right to vote by attending and voting your shares in person at the Meeting, or you can vote by telephone, internet or mail. To vote your shares in person, attend the Meeting in person where your vote will be taken and counted. To vote by internet at http://www.envisionreports.com/ZSHQ17documents18 or to vote by telephone, follow the instructions provided on the form of proxy by no later than 5:00 p.m. (EDT) on May 25, 2018. To vote by mail, complete, sign, date and return your form of proxy to Computershare in the envelope provided, which must be received no later than 5:00 p.m. (EDT) on May 25, 2018. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting.

How do I vote by proxy?

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the enclosed Form of Proxy, who need not be a shareholder, to attend and act on such shareholder's behalf at the Meeting. Such right may be exercised by striking out the printed names on the enclosed Form of Proxy and by inserting in the space provided above the name of the person or company to be appointed, or by completing another form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD or FOR or AGAINST, as applicable), then your proxyholder must vote your shares accordingly.

Unless contrary instructions are provided, the Shares represented by proxies received by management will be voted:

•	FOR the election, as a director, of each of the six (6) proposed nominees whose name is set out on the following pages (see page 11);

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration (see page 18);

•	FOR the approval of the amended and restated Stock Option Plan (see page 20);

•	FOR the approval of the amended and restated Long Term Incentive Plan (see page 23) and

•	FOR the advisory, non-binding resolution in respect of Shopify’s approach to executive compensation (see page 26).

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What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting.

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy.

What if I change my mind and want to take back my proxy after I've given it?

You can revoke your proxy before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company (Shopify, ATTN: General Counsel, 150 Elgin Street, 8th Floor, Ottawa, ON K2P 1L4, Canada) not later than the last business day before the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Votes are counted and tabulated by Computershare Investor Services Inc., the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

Beneficial (Non-Registered) Shareholders

If your Shares are not registered in your own name, they will be held on your behalf in the name of an intermediary (an "Intermediary"), such as brokers, dealers, banks, trust companies and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, and registered educational savings plans, and similar plans, or in the name of a clearing agency of which the Intermediary is a participant.

In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy to the Intermediaries or clearing agencies of which an Intermediary is a participant for onward distribution to non-registered Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings unless a non-registered Shareholder has waived the right to receive Meeting materials. If you are a non-registered owner, and the issuer or its agent has sent these materials

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directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Non-registered Shareholders, that is Shareholders who do not hold their Shares in their own name, are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

I am a non-registered Shareholder, how do I vote?

Your Intermediary is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Circular from your Intermediary, together with a Voting Instruction Form. Every Intermediary provides its own signing and return instructions and deadlines, which you should follow carefully so that your Shares will be voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails its own Voting Instruction Form. Non-registered Shareholders can call a toll-free telephone number or access a website to vote their Shares, as provided by Broadridge in its Voting Instruction Form. Alternatively, non-registered Shareholders will be requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A non-registered Shareholder receiving a Voting Instruction Form from Broadridge cannot use that Voting Instruction Form to vote Shares directly at the Meeting, as the Voting Instruction Form must be returned as directed by Broadridge in advance of the Meeting in order to have the Shares voted.

If you are a non-registered Shareholder who has voted and you want to change your vote, contact your Intermediary to find out what procedure to follow.

I am a non-registered Shareholder, how do I vote in person at the Meeting?

If you are a non-registered Shareholder and wish to vote in person at the Meeting, strike out the names of the management proxyholders and insert your own name in the space provided on the Voting Instruction Form sent to you by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. Then, follow the signing and return instructions provided by your Intermediary. Do not otherwise complete the form, as you will be voting at the Meeting. Since the Company may not have access to the names of its non-registered Shareholders, if you attend the Meeting without following the above instructions to have your Intermediary appoint you as proxyholder, the Company will have no record of your shareholdings or of your entitlement to vote.

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Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular, you may contact Shopify's Director, Investor Relations, by mail, 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4, by phone, 1-888-746-7439 ext. 302, or by email, IR@shopify.com.

If you require assistance in completing the Form of Proxy you may contact our transfer agent via their website https://www-us.computershare.com/Investor/Contact/Enquiry, by mail  Computershare Investor Services Inc., 100 University Ave., 8th Floor, North Tower

Toronto, Ontario, M5J 2Y1, or by phone 1-877-373-6374 (U.S., Canada) or 1-781- 575-2879 (all other countries).

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SECTION 2: BUSINESS OF THE MEETING

Report of the Directors and Consolidated Financial Statements

A copy of the Company’s annual report for the fiscal year ended December 31, 2017 was mailed earlier in the year to registered shareholders who had not opted out of receiving it by mail, and to beneficial shareholders who had opted to receive it by mail. The audited consolidated financial statements for the fiscal year ended December 31, 2017, the management’s discussion and analysis and the report of the auditors are included with the Company’s annual report, which is accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on our website at investors.shopify.com.

1. Election of Directors

Our current Board of Directors consists of six directors, Tobias Lütke, Robert Ashe, Steven Collins, Gail Goodman, Jeremy Levine, and John Phillips. Tobias Lütke, Robert Ashe, Steven Collins, Jeremy Levine and John Phillips were elected by our shareholders at our first annual general meeting post-Initial Public Offering ("IPO") on June 8, 2016. Gail Goodman was appointed to the Board of Directors on November 2, 2016, and was subsequently elected by our shareholders at our last annual general meeting, held June 7, 2017. All of our currently serving directors are standing for re-election at the Meeting.

Pursuant to the Canada Business Corporations Act ("CBCA"), at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

Set forth below are the names of the six persons, five of whom are independent, who currently serve as directors and who are proposed as nominees for election as directors of the Company to be elected to serve until the next annual general meeting of shareholders, or until their successors are duly elected or appointed. The resolution to elect directors will be voted upon by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

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Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are on the date of the Meeting serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

Shopify has adopted a majority voting policy, see "Majority Voting Policy" in Section 4 - Corporate Governance Policies and Practices.

Tobias Lütke 37 Ontario, Canada Director since 2004 Non-Independent
Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Board and Committee Attendance
Mr. Lütke is Chair of our Board. Mr. Lütke does not sit on any Board committees. He attended every Board meeting held in 2017.
Current Public Directorships
Mr. Lütke has no other public directorships.
Share, Option and RSU Holdings
Shares: 8,063,769 Class B multiple voting shares are currently held by Tobias Lütke and by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. 116,217 Class A subordinate voting shares are currently held by Mr. Lütke and by 7910240 Canada Inc. This represents 36.65% of votes attaching to all outstanding Shares.

Options: Mr. Lütke also currently holds 178,394 options to purchase Class A subordinate voting shares under our Stock Option Plan, and 403,348 options to purchase Class B multiple voting shares under our Legacy Option Plan.

RSUs: Mr. Lütke currently holds 65,497 Restricted Share Units (RSUs) under our Long Term Incentive Plan.
2017 Annual Meeting Votes
Mr. Lütke received 99.86% of all votes cast at our 2017 Annual General Meeting.

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Robert Ashe 59 Ontario, Canada Director since 2014 Independent
Robert Ashe held a variety of positions over 24 years with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa and is a Fellow of the Institute of Chartered Accountants of Ontario.

Board and Committee Attendance
Mr. Ashe is our Lead Independent Director, is Chair of our Compensation Committee and is a member of our Audit Committee and our Nominating and Corporate Governance Committee. He attended every Board and Committee meeting held in 2017.

Current Public Directorships
Mr. Ashe currently serves on the Board of Directors of ServiceSource International (NASDAQ) and MSCI Inc. (NYSE).
Share, Option and RSU Holdings
Shares: Mr. Ashe currently owns 58,825 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.
Options: Mr. Ashe currently holds 75,000 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on December 17, 2014 prior to our becoming a public company.

DSUs: Mr. Ashe currently holds 129.2 Deferred Share Units (DSUs) under our Long Term Incentive Plan.
2017 Annual Meeting Votes
Mr. Ashe received 99.65% of all votes cast at our 2017 Annual General Meeting.

Steven Collins 53 Florida, United States Director since 2014 Independent
Mr. Collins served as the Executive Vice President and Chief Financial Officer of ExactTarget Inc., a cross-channel digital marketing company, from 2011 to 2014. Prior to that, Mr. Collins held the position of Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping company; Mr. Collins was with NAVTEQ Corporation from 2003 through 2011 and served as the Vice President of Finance and the Senior Vice President of Finance & Accounting prior to being named Chief Financial Officer. Mr. Collins holds a B.S. degree in Industrial Engineering from Iowa State University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Board and Committee Attendance
Mr. Collins is Chair of our Audit Committee. He attended every Board and Audit Committee meeting held in 2017.
Current Public Directorships
Mr. Collins currently serves on the board of directors of Instructure (NYSE), Mulesoft, Inc. (NYSE), and a number of privately held companies.
Share, Option and RSU Holdings
Options: Mr. Collins currently holds 60,000 options for Class B multiple voting shares under our Legacy Option Plan, which options were granted on June 26, 2014 prior to our becoming a public company.
2017 Annual Meeting Votes
Mr. Collins received 99.8% of all votes cast at our 2017 Annual General Meeting.

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Gail Goodman 57 Massachusetts, United States Director since 2016 Independent
Gail Goodman served as President and Chief Executive Officer of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses, for over 16 years. Over that time Ms. Goodman served as a director and chairwoman of the board and led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. (NASDAQ) in February 2016. Ms. Goodman holds a B.A. from the University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College.

Board and Committee Attendance
Ms. Goodman is a member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. She attended every Board and Committee meeting held in 2017, except for one Audit Committee meeting.

Current Public Directorships
Ms. Goodman currently serves on the board of directors of MINDBODY, Inc. (NASDAQ).
Share, Option and RSU Holdings
Shares: Ms. Goodman currently owns 821 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding Shares.
Options: Ms. Goodman currently holds 8,390 options to purchase Class A subordinate voting shares under our Stock Option Plan.
RSUs: Ms. Goodman currently holds 3,233 Restricted Share Units (RSUs) under our Long Term Incentive Plan.
2017 Annual Meeting Votes
Ms. Goodman received 99.66% of all votes cast at our 2017 Annual General Meeting.

Jeremy Levine 44 New York, United States Director since 2011 Independent
Jeremy Levine has been a Partner at Bessemer Venture Partners since January 2007, a venture capital firm he joined in May 2001. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to that, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine holds a B.S. degree in Computer Science from Duke University.

Board and Committee Attendance
Mr. Levine is a member of our Nominating and Corporate Governance Committee. He attended every Board and Nominating and Corporate Governance Committee meeting held in 2017.
Current Public Directorships
Mr. Levine currently serves on the board of directors of Yelp Inc. (NYSE), and a number of privately held companies.
Share, Option and RSU Holdings
Shares: Mr. Levine currently owns 110,052 Class A subordinate voting shares. This represents less than 1% of votes attaching to all outstanding shares.
2017 Annual Meeting Votes
Mr. Levine received 99.79% of all votes cast at our 2017 Annual General Meeting.

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John Phillips 67 Ontario, Canada Director since 2010 Independent
John Phillips is currently Chief Executive Officer with Klister Credit Corp., an investment and consulting company, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips currently serves on the Board of Directors of a number of privately held companies and previously had served on the Board of Directors of Clearnet Communications Inc. and Redknee Solutions Inc., both then public companies. Mr. Phillips holds a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto.

Board and Committee Attendance
Mr. Phillips is chair of our Nominating and Corporate Governance Committee and is a member of our Compensation Committee. He attended every Board, Compensation Committee and Nominating and Corporate Governance Committee meeting held in 2017.

Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Mr. Phillips, is the Chief Executive Officer of Klister Credit Corp. ("Klister"), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of our Shares owned by Klister. Mr. Phillips’ wife, Dr. Catherine Phillips, owns the remaining 50% of Klister. Klister currently owns 46,060 Class A subordinate voting shares and 4,200,000 Class B multiple voting shares. This represents 19.08% of votes attaching to all outstanding Shares.

2017 Annual Meeting Votes
Mr. Phillips received 99.48% of all votes cast at our 2017 Annual General Meeting.

Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Shopify, none of the proposed directors (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of any company, including Shopify, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of Shopify, none of the proposed directors (i) is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Shopify that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation

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relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Director Independence

Under the NYSE listing standards, independent directors must comprise a majority of a listed company’s Board of Directors within a specified period after the closing of its IPO. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board of Directors, has no material relationship with our company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110").

Pursuant to our Board Charter, our Board of Directors shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators ("NP 58-201").

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board of Directors has determined that Messrs. Ashe, Collins, Levine, and Phillips and Ms. Goodman, representing five of the six members of our Board of Directors, are "independent" as that term is defined under the listing standards of the NYSE and NI 58-101. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our Shares by each non-employee director. Mr. Lütke is not independent by reason of the fact that he is our Chief Executive Officer.

Director Interlocks

Members of our Board of Directors are also members of the Boards of other public companies, as listed in their biographies above. An interlock occurs when two Board members also serve together on the board of another company. Pursuant to Shopify’s Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. There are no current interlocks between our Board members.

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Committee Composition

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Steven Collins (Chair)	Robert Ashe (Chair)	John Phillips (Chair)
Robert Ashe	Gail Goodman	Robert Ashe
Gail Goodman	John Phillips	Gail Goodman
Jeremy Levine

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2. Appointment of Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC") has acted as the Company’s auditors since August 2011. In order to be effective, the resolution to reappoint PWC as the Company’s auditors and to authorize the Board of Directors to fix their remuneration must be approved by a majority or votes cast by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting. In 2017, 99.93% of votes cast were in favour of appointing PWC as the Company's auditors.

Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP Chartered Professional Accountants, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

Auditor Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to PWC for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and U.S. Sarbanes-Oxley Act related services), audit-related, tax and other services in the years ended December 31, 2017 and 2016 were as follows:

Fees	2017	2016
Audit	$600,000	$542,000
Audit-Related	$0	$0
Tax	$0	$0
Other	$2,000	$2,000
Total	$602,000	$544,000

Audit Fees relate to the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements and services in connection with our registration statement on Form F-10 (related to our May 2017 public offering of Class A subordinate voting shares).

Audit-related Fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under "Audit Fees".

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Tax Fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

Other Fees are any additional amounts for products and services provided by the principal accountants other than the services reported above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the U.S. Securities and Exchange Commission (the "SEC"), and whether the services requested and the fees related to such services could impair the independence of the auditors.

The Audit Committee considered and agreed that the fees paid to the Company's auditors in the years ended December 31, 2017 and 2016 were compatible with maintaining the independence of the Company's auditors. The Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by PWC.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our auditors have been pre-approved by the Audit Committee.

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3. Approval of Amended and Restated Stock Option Plan

Our Stock Option Plan was approved by our Board of Directors and subsequently by our Shareholders at an Annual and Special Meeting of Shareholders held on May 5, 2015, and subsequently became effective upon completion of our Initial Public Offering on May 27, 2015. The Stock Option Plan benefits Shareholders by allowing the Company to motivate our directors, officers, employees and consultants through the grant of options while improving the performance of the Company and increasing shareholder value. Pursuant to the Stock Option Plan, we have made option grants to certain employees, officers, directors and consultants to purchase Class A subordinate voting shares of the Company. For a summary of the terms of the current Stock Option Plan, see Section 3 - Incentive Plans - Stock Option Plan.

The number of Class A subordinate voting shares ("Subordinate Voting Shares") reserved for issuance, in the aggregate, under the Stock Option Plan and the Long Term Incentive Plan was initially fixed at 3,743,692 Subordinate Voting Shares (being the amount equal to 2,500,000 Subordinate Voting Shares plus the number of Subordinate Voting Shares equal to the number of Class B Multiple Voting Shares ("Multiple Voting Shares") subject to the Company's Legacy Option Plan's available reserve on May 27, 2015). The number of Subordinate Voting Shares available for issuance, in the aggregate, under the Stock Option Plan and the Long-Term Incentive Plan is automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Subordinate Voting Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Subordinate Voting Shares reserved for issuance under the Stock Option Plan and the Long Term Incentive Plan for the then-upcoming fiscal year or to provide that any increase in the Subordinate Voting Shares reserve for that year will be a lesser number of Subordinate Voting Shares. For 2018, our Board of Directors has approved the 5% increase to the number of Subordinate Voting Shares available for issuance under the Stock Option Plan and the Long-Term Incentive Plan such that the number of Subordinate Voting Shares reserved for issuance, in the aggregate, under the Stock Option Plan and the Long-Term Incentive Plan as at January 1, 2018 was 10,740,971.

In accordance with the rules and policies of the Toronto Stock Exchange ("TSX"), director and shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Stock Option Plan. As the three-year term prescribed by the TSX will expire for the Stock Option Plan on May 5, 2018, a resolution will be placed before the Shareholders to approve the unallocated options under the Stock Option Plan (options that have not yet been granted and are therefore still available to be granted). This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, options which have not been allocated as of May 5, 2018 and options which are outstanding as of May 5, 2018 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options will be unaffected by the approval or disapproval of the resolution.

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Shopify competes for talent in a very aggressive labor market, globally. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high performing talent who are key to supporting our growth and future success. The Board of Directors believe that our ability to offer competitive equity compensation has been, and will continue to be critical to our ability to attract and retain these highly qualified and skilled employees. In our environment of high growth, and the aggressively competitive labor market globally for the skills that we need, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans, that otherwise would not be possible based on our internal forecasts over the next 3 years.

In conjunction with the approval of the unallocated options under the Stock Option Plan, the Board of Directors has approved, and is recommending that Shareholders approve, certain amendments to the Stock Option Plan, including the following:

•	removal of "full-time" from the description of an employee (throughout);

•	addition of "Vesting Period" as a defined term (Section 1.1(nn) and 3.3(b));

•
addition of an "insider participation limit"; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time (section 2.14);

•	addition of the "insider participation limit" to the category of plan terms requiring shareholder approval for amendments (section 2.3(d)(iv));

•
addition of language clarifying that participation in the plan or grants of options does not create any rights or expectation of participation, or to the right to compensation for any loss in relation to the plan (section 2.8);

•	changes to the way in which vesting is paused during "Authorized Leave" to make it more easily administered (section 3.3(b));

•
changes to extend accelerated vesting upon return from leave to twice the rate provided until such time as the participant has "caught up", for Authorized Leave that was a statutory leave or as a result of a disability, whereas previously this was extended only to parental leaves (section 3.3(b));

•	addition of a provision providing that vesting shall continue for participants who change status but who remain eligible for grants (section 4.3(a)(xi));

•	changes to the definition of "Termination Date" to clarify the definition (section 4.3(c)(i)); and

•
addition of language ensuring that the Board may only provide for the conversion or exchange of outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a "Change of Control" provided that the value of such Options and the rights of Participants are not materially adversely affected (section 4.4(a).

The Stock Option Plan, as amended, will be referred to as the "Amended and Restated Stock Option Plan". This discussion is qualified in its entirety by the text of the Amended and Restated Stock Option Plan, which will be substantially in the form of Appendix "A".

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At the Meeting, Shareholders will be asked to approve the adoption of the Amended and Restated Stock Option Plan, which will be substantially in the form of Appendix "A", as well as all unallocated options thereunder. A copy of this resolution (the "A&R SOP Resolution") is annexed to this Circular as Appendix "B".

The management nominees named in the enclosed Form of Proxy intend to vote FOR the A&R SOP Resolution.
Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

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4. Approval of Amended and Restated Long Term Incentive Plan

Our Long Term Incentive Plan ("LTIP") was approved by our Board of Directors and subsequently by our Shareholders at an Annual and Special Meeting of Shareholders held on May 5, 2015, and subsequently became effective upon completion of our Initial Public Offering on May 27, 2015. The LTIP benefits Shareholders by allowing the Company to motivate our directors, officers, employees and consultants through the grant of equity awards while improving the performance of the Company and increasing shareholder value. Pursuant to the LTIP, we have made Restricted Share Unit awards to certain employees, officers, directors and consultants which over time will vest as Class A subordinate voting shares of the Company. For a summary of the terms of the current LTIP, see Section 3 - Incentive Plans - Long Term Incentive Plan.

The number of Class A subordinate voting shares ("Subordinate Voting Shares") reserved for issuance, in the aggregate, under the LTIP and the Stock Option Plan was initially fixed at 3,743,692 Subordinate Voting Shares (being the amount equal to 2,500,000 Subordinate Voting Shares plus the number of Subordinate Voting Shares equal to the number of Class B Multiple Voting Shares ("Multiple Voting Shares") subject to the Company's Legacy Option Plan's available reserve on May 27, 2015). The number of Subordinate Voting Shares available for issuance, in the aggregate, under the LTIP and the Stock Option Plan is automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Subordinate Voting Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Subordinate Voting Shares reserved for issuance under the LTIP and the Stock Option Plan for the then-upcoming fiscal year or to provide that any increase in the Subordinate Voting Shares reserve for that year will be a lesser number of Subordinate Voting Shares. For 2018, our Board of Directors has approved the 5% increase to the number of Subordinate Voting Shares available for issuance under the Stock Option Plan and the Long-Term Incentive Plan such that the number of Subordinate Voting Shares reserved for issuance, in the aggregate, under the Stock Option Plan and the Long-Term Incentive Plan as at January 1, 2018 was 10,740,971.

In accordance with the rules and policies of the TSX, director and shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the LTIP. As the three-year term prescribed by the TSX will expire for the LTIP on May 5, 2018, a resolution will be placed before the Shareholders to approve the unallocated awards under the LTIP (awards that have not yet been granted and are therefore still available to be granted). This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, awards which have not been allocated as of May 5, 2018 and awards which are outstanding as of May 5, 2018 and are subsequently cancelled, terminated or exercised will not be available for a new grant of awards. Previously allocated awards will be unaffected by the approval or disapproval of the resolution.

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Shopify competes for talent in a very aggressive labor market, globally. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high performing talent who are key to supporting our growth and future success. The Board of Directors believe that our ability to offer competitive equity compensation has been, and will continue to be critical to our ability to attract and retain these highly qualified and skilled employees. In our environment of high growth, and the aggressively competitive labor market globally for the skills that we need, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans, that otherwise would not be possible based on our internal forecasts over the next 3 years.

In conjunction with the approval of the unallocated awards under the LTIP, the Board of Directors has approved, and is recommending that Shareholders approve, certain amendments to the LTIP, including the following:

•	removal of "full-time" from the description of an employee (throughout);

•	addition of "Vesting Period" as a defined term (section 1.1(ccc) and 3.5);

•
addition of an "insider participation limit"; a limit on grants to "Insider" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time (section 2.18);

•	addition of the "insider participation limit" to the category of plan terms requiring shareholder approval for amendments (section 2.3(4)(b));

•
addition of language clarifying that participation in the plan or grants of options does not create any rights or expectation of participation, or to the right to compensation for any loss in relation to the plan (section 2.9);

•	changes to the default vesting schedule (section 3.4);

•	changes to the way in which vesting is paused during "Authorized Leave" to make it more easily administered (section 3.5);

•
changes to extend accelerated vesting upon return from leave to twice the rate provided until such time as the participant has "caught up", for Authorized Leave that was a statutory leave or as a result of a disability, whereas previously this was extended only to parental leaves (section 3.5);

•	changes to the default method of settlement of Restricted Share Units so that the Company may provide for the method of settlement (section 4.1); and

•	changes to the termination provisions to clarify their operation (sections 4.3 and 7.3).

The LTIP, as amended, will be referred to as the "Amended and Restated Long Term Incentive Plan". This discussion is qualified in its entirety by the text of the Amended and Restated Long Term Incentive Plan, which will be substantially in the form of Appendix "C".

At the Meeting, Shareholders will be asked to approve the adoption of the Amended and Restated Long Term Incentive Plan, which will be substantially in the form of Appendix "C", as well as all

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unallocated awards thereunder. A copy of the full text of this resolution (the "A&R LTIP Resolution") is annexed to this Circular as Appendix "D".

The management nominees named in the enclosed Form of Proxy intend to vote FOR the A&R LTIP Resolution.

Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

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5. Advisory Resolution on Executive Compensation

Shopify will present a non-binding advisory vote on the Board of Director’s approach to executive compensation as part of our process of shareholder engagement.

Shopify is committed to ensuring that Shareholders fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, and to providing Shareholders with executive compensation disclosure that is clear and comprehensive.

Shopify endeavors to maintain an executive compensation program that aligns the interests of our executives with our Shareholder’s interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our shareholders. Please see Section 3 - Compensation of Executives for more information about our executive compensation. In 2017, 99.09% of votes cast were in favour of our Board of Director's approach to executive compensation.

The management nominees named in the enclosed Form of Proxy intend to vote FOR the following advisory, non-binding resolution in respect of Shopify’s approach to executive compensation:

"BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s management proxy circular delivered in advance of the 2018 annual meeting of shareholders."

Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board and, in particular, the Compensation Committee, will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with Shareholders on compensation and related matters.

In the event that a significant number of Shareholder votes oppose the resolution, the Board of Directors will consult with Shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board of Directors to discuss their specific concerns. See "Shareholder Communications with the Board" in Section 4 - Corporate Governance Policies and Practices of this Circular.

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Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting.

Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2019 Annual Meeting of Shareholders must be submitted no later than January 18, 2019, subject to adjournment or postponement of the Meeting, and must comply with section 137 of the CBCA.

We have adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" in Section 4 - Corporate Governance Policies and Practices.

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SECTION 3: COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executives

Introduction

This section provides an overview of our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and other executive officers. In this section, we also describe the key factors considered in making executive compensation decisions and how these decisions align with our strategy. Our CEO, CFO and three most highly compensated policy-making executives who served as executive officers for the year ended December 31, 2017, were:

Tobias Lütke	Chief Executive Officer
Russell Jones	Chief Financial Officer
Harley Finkelstein	Chief Operating Officer
Craig Miller	Chief Product Officer
Jean-Michel Lemieux	Senior Vice President of Engineering

(collectively, the "Named Executive Officers" or "NEOs").

Full year compensation is presented in the summary compensation table below.

Fiscal 2017 Business Highlights

2017 was another year of rapid growth, enabling Shopify to offer more value to more merchants. Key business highlights for fiscal year 2017 were:

Growth	We expanded our global footprint, gaining more than 230,000 net new merchants, with 609,000 merchants at year end on the Shopify platform. Total revenue for the full year grew 73% to $673.3 million.
People & Culture
We grew our employee population by approximately 50%, ending the year with nearly 3,000 employees. We strive to recruit into Shopify highly talented, deeply caring individuals dedicated to making commerce better for everyone. Shopify’s culture values innovation and experimentation, and we place a high value on continuous learning and personal development. We are a fast-growing company that is constantly trying to get better and expect to see similar growth from everyone on our team. We deeply value innovation and experimentation.

Strategy
In 2017, we continued to be focused on rapidly growing our business, and we plan to continue making investments to drive future growth. Key elements of our strategy include growing our base of merchants; growing our merchants’ revenue; continuously innovating on and expanding our platform; growing and developing our partner ecosystem; and building for the long term through initiatives such as international expansion, strategic partnerships, new solutions, and selective acquisitions.

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Innovation
In 2017, our innovations focused on adding more value to our merchants near term, and preparing our platform to add value over the longer term. New product launches included new sales channels, a wholesale channel for Shopify Plus merchants, our own Chip and Swipe reader, new shipping partners and features, and Shopify Pay, a feature designed to increase conversion at checkout by streamlining the checkout process, especially on mobile devices.

For more information regarding our key business highlights for fiscal year 2017, please refer to our audited consolidated financial statements and the management's discussion and analysis for the fiscal year ended December 31, 2017, which are accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on our website at investors.shopify.com.

Shareholder Return Performance Graph

Performance Graph
500
375
250
125
0
Shareholder Return
June 2015
Dec 2015
June 2016
Dec 2016
June 2017
Dec 2017
Shopify
S&P 500
S&P/TSX Composite Index

In 2017 our stock outperformed both the broader market as reflected by the S&P 500 index and the S&P/TSX Composite Index. The above graph shows how a US$100 investment in Shopify on May 21, 2015 (the date of our IPO), with a closing stock price of US$25.68 on such date, would have grown to US$393.30 on December 29, 2017, with a closing stock price of US$101.00 on such date. The graph also compares the total shareholder return on a US$100 investment in Shopify’s common stock to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period.

Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Shopify, a meaningful portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our stock price, which grew

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by 136% between December 30, 2016 and December 29, 2017 and by 293% from May 21, 2015 (the date of our IPO) to December 29, 2017. There is therefore a strong correlation between the growth trend shown in the stock performance graph above and the compensation we have paid to NEOs under the same period. Stock price performance however is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our decisions around NEO compensation.

Executive Compensation Philosophy

Our compensation program is designed to allow us to attract, retain and motivate a highly talented executive team, allowing Shopify to succeed in this rapidly evolving environment and achieve our business and financial objectives. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as nurture our company culture, which is the foundation of our success and remains a pivotal part of our everyday operations. Our compensation philosophy is designed to establish and maintain a compensation program that attracts and retains talented individuals who possess the necessary knowledge, skills, and level of impact critical to our success in achieving our business objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity will be related to factors that influence shareholder value.

Objectives

Our executive compensation program is designed to achieve the following objectives:

•
Provide market-competitive compensation opportunities to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and level of impact are critical to our success.

•	Motivate these executive officers to achieve our business objectives.

•
We do not provide any form of short-term incentives. Instead, to align the interests of our executive officers with those of Shopify, a meaningful portion of compensation is tied directly to the long-term value and growth of our business.

•	Provide long-term incentives that encourage appropriate levels of risk-taking by the executive team.

Compensation Governance

Our Board of Directors has adopted a written charter for the Compensation Committee that establishes the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. This charter provides that the Compensation Committee shall, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, Director compensation and executive compensation disclosure. The full text of the charter can be found at investors.shopify.com.

In 2017 our Compensation Committee and the Board of Directors considered many factors in determining adjustments to the cash and equity compensation of our executives, including our

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NEOs. The Compensation Committee considered the need to retain executive talent, the highly competitive market for executive talent, and the market analysis and observations provided by the Compensation Committee’s compensation consultant, discussed below.

Our Compensation Committee currently consists of Robert Ashe (Chair), Gail Goodman, and John Phillips, each of whom is considered by the Board to be independent. For more information on the skills and experience of our Compensation Committee members please see their biographies in Section 2 - Business of the Meeting - 1. Election of Directors.

Compensia, a compensation consulting firm which provides independent advice on executive compensation and related governance issues, provided services exclusively to the Compensation Committee in connection with executive compensation matters for 2017, including the following:

•	assisted in reviewing the competitiveness and design of our recommended cash and equity compensation arrangements for our executives and board members;

•	assisted in designing the size and structure of new equity awards for our executives;

•	reviewed and advised on our comparator group composed of industry-related, public companies with comparable revenue, market capitalization and employee populations;

•	conducted executive and board compensation assessments against compensation for similarly situated executives and board members at our comparator group companies;

•
assisted in reviewing our global equity compensation approach due to our global expansion which resulted in significant changes to our broad based equity programs as we expanded our North American model to a global model with region-specific frameworks; and

•	attended and supported all compensation committee meetings.

Executive Compensation-Related Fees

For the services rendered in 2017, aggregate professional service fees were $122,525. Compensia did not provide any services to Shopify other than directly to the Compensation Committee or as approved and overseen by the Compensation Committee.

Year	Consulting Firm	Executive Compensation Consulting-Related Fees	All Other Fees	Total Fees	Currency
2017	Compensia	122,525	-	122,525	USD
2016	Willis Towers Watson	71,077	-	71,077	CAD

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Comparator Group

The fiscal 2017 compensation comparator group was developed in 2016 by our then current Compensation Committee’s independent compensation consultant, Willis Towers Watson1, and reviewed and approved by our Compensation Committee. Generally, the comparator group consisted of similar industry public companies with comparable revenue, market capitalization and employee populations to Shopify.

The compensation comparator group that was used to inform compensation decisions in terms of level of pay and pay mix for fiscal 2017 consisted of the following companies:

Atlassian Corp. Box, Inc. Cornerstone OnDemand, Inc. Etsy, Inc. GrubHub Inc.	HubSpot, Inc. LogMeln, Inc. Shutterstock, Inc. Square, Inc. Twilio, Inc.	Veeva Systems Inc. Wayfair Inc. Yelp Inc. Zendesk, Inc. Zillow Group, Inc
1 The Compensation Committee retained Compensia in 2017, after the completion of the comparator group.
The Compensation Committee will review and may update some or all of these peer companies from time to time if changes in market position and company size, including our own, suggest more representative comparator group companies.
Program Design
In 2017, our compensation program consisted of the following elements:

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Component	Form	Rationale	Review Process	Award Determination
Base Salary	Cash	Provided as a fixed source of compensation	Reviewed annually Adjustments may be warranted throughout the year
Established based on the scope of the executive officer’s responsibilities, performance, competencies, criticality and market data.

Takes into consideration:
-Total compensation opportunity
- Individual level of impact
- Promotions or other changes in the scope or breadth of role or responsibilities
- Desired positioning relative to market target cash levels
- Shopify performance on key business measures
- Internal equity

Long Term Incentive (Equity)	Stock Options and Restricted Share Units (RSUs)	Serves as an effective retention tool and focuses the executive officers on creating long term value over time
Reviewed annually

Typically, are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next three years.

As of November 2017, equity awards will be subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next 2 years.

Size and frequency of equity awards are based on:
- Total compensation opportunity
- Attraction and retention
- Market competitiveness
- CEO’s recommendations for his direct reports
- Individual level of impact
- Increased scope of role / level of impact
- Existing equity award holdings (including the unvested portion of such awards)
- Internal equity
-Our available equity plan funding /
dilution limitations
-Review of market practices related
to aggregate equity dilution metrics
such as burn rate and
compensation expense

Employee Benefits & Perquisites	Cash, expense reimbursement and time off	Attraction and retention of key talent	Ongoing
- Market Competitiveness
- Benefits includes health, dental, life, disability insurance benefits
- Voluntary perquisites include catered meals, house cleaning, flexible vacation and gym memberships
- Same perquisites and benefits are offered to all Shopify employees

Fiscal 2017 Base Salaries

The Compensation Committee determined the fiscal 2017 base salary of each of our NEOs after considering market practice data of our peer group provided by our compensation consultant and the recommendations of our CEO, other than with respect to his own base salary. At the beginning

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of fiscal 2017, the Compensation Committee adjusted the base salaries for Mr. Lütke, Mr. Jones, Mr. Finkelstein, Mr. Miller and Mr. Lemieux to be competitive with market conditions and to recognize each individual’s outstanding impact.

The table below sets forth the annual base salaries for our NEOs for fiscal 2017 including the percentage increase from 2016. Base salaries are paid to our NEOs in Canadian dollars.

Fiscal 2017 Base Salaries

Name	Base Salary ($CAD)	Increase (%)
Tobias Lütke	800,000	33%
Russell Jones	525,000	17%
Harley Finkelstein	525,000	17%
Craig Miller	525,000	17%
Jean-Michel Lemieux	450,000	13%

We do not provide any form of short-term incentives (performance bonuses or other incentives) to our executive officers. We expect our executive officers to perform at a level deserving of a bonus, and have taken this into consideration in setting total compensation for the executive officers. We believe that this promotes a focus on long-term retention and shareholder value creation as a substantial amount of our executive officer pay is provided in long-term incentives.

Fiscal 2017 Equity Awards

In February 2017, the Compensation Committee granted RSUs and stock options to each of our NEOs after reviewing the equity compensation for such NEOs to assess whether each NEO was properly incentivized and based on its review of the factors described above. Details relating to the RSUs and stock options granted to each NEO in fiscal 2017 are shown in the table below. All 2017 equity awards granted to NEOs are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, with the remainder vesting in equal installments over the next three years.

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Fiscal 2017 Equity Awards

Name	Share-based Awards(1) ($US)	Option-based Awards(2) ($US)
Tobias Lütke	3,000,043	4,569,000
Russell Jones	750,026	1,142,250
Harley Finkelstein	750,026	1,142,250
Craig Miller	1,250,023	1,903,750
Jean-Michel Lemieux	500,059	761,500

1
The value of share-based awards shown for our NEOs are the grant date fair values for restricted share unit ("RSU") awards granted under the Long Term Incentive Plan, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.

2
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by US$30.46 in 2017.

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Compensation Risk Oversight

As part of the review of the compensation paid to our executives, our Board of Directors considers the potential risks associated with the structure and design of our various compensation plans. Our compensation plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation and does not encourage excessive or unnecessary risk-taking behavior. Overall, we found that there were no significant risks arising from Shopify’s executive compensation programs that were reasonably likely to have a material adverse effect on the Company.

Balance between short and long-term performance objectives	☑
We do not offer annual / short term incentives. We expect all employees to perform at a high level of impact and provide a base salary for this contribution.
In addition to base salary we provide long term incentives in the form of stock options and restricted share units. We want our primary focus to be on the long term growth of Shopify.

Preservation of Board discretion	☑	The Board has the ability to apply its discretion on base salary increases and the value, award mix and vesting of equity compensation.
External independent advice	☑
The Compensation Committee has retained independent advisors to deliver independent advice on executive compensation and related matters.
The majority of our Board (and 100% of the Compensation Committee) is also independent.

Stress testing and predictive modeling of equity program	☑	Equity plan outcomes are stress tested to ensure appropriate pay and performance alignment and retention. Predictive modeling of equity programs is reviewed quarterly.
Vesting of equity awards	☑
Equity awards generally vest over 4 years at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next three years. As of November 2017, equity awards will vest over 3 years at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next two years.

No hedging	☑
All Shopify directors, officers and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, and may not buy Shopify securities on margin.

Regular monitoring of market practice/Investor Outreach	☑
The Compensation Committee reviews and considers evolving good compensation governance practices and policies. In 2017 at our second annual general meeting as a public company, Shopify presented a non-binding advisory vote on the Board of Director’s approach to executive compensation (Say on Pay) as part of our process of shareholder engagement. Similar to our vote in 2016, over 99% of the votes cast were in favour of Shopify’s approach to executive compensation. Shopify is presenting a Say on Pay vote again this year.

We value feedback from our shareholders on our executive compensation program and corporate governance policies and welcome input, as it impacts our decision-making. We believe that ongoing engagement builds mutual trust with our shareholders and will continue to monitor feedback from our shareholders and may solicit outreach on our programs, as appropriate.

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2017 Summary Compensation Table

The following table shows the amount and type of compensation earned by our NEOs in 2017, 2016 and 2015.

Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Tobias Lütke	2017	637,680	3,000,043	4,569,000	-	-	-	-	8,206,723
CEO	2016	446,880	-	-	-	-	-	-	446,880
	2015	310,675	-	-	-	-	-	-	310,675
Russell Jones	2017	418,478	750,026	1,142,250	-	-	-	-	2,310,754
CFO	2016	335,160	-	-	-	-	-	-	335,160
	2015	234,813	-	-	-	-	-	-	234,813
Harley Finkelstein	2017	418,478	750,026	1,142,250	-	-	-	-	2,310,754
Chief Operating Officer	2016	335,160	1,500,002	647,505	-	-	-	-	2,482,667
	2015	234,813	-	-	-	-	-	-	234,813
Craig Miller	2017	418,478	1,250,023	1,903,750	-	-	-	-	3,572,251
Chief Product Officer	2016	335,160	-	-	-	-	-	-	335,160
Chief Marketing Officer	2015	234,813	-	-	-	-	-	-	234,813
Jean-Michel Lemieux	2017	358,695	500,059	761,500	-	-	-	-	1,620,254
SVP, Engineering	2016	297,920	375,017	158,933	-	-	-	-	831,870
	2015	108,375	-	-	-	-	-	-	108,375

1
Base salaries are paid to our NEOs in Canadian dollars. The 2017 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada average rate on December 29th, 2017. The 2016 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7448, which was the Bank of Canada noon rate on December 30th, 2016. The 2015 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7225, which was the Bank of Canada noon rate on December 31st, 2015.

2
The value of share-based awards shown for our NEOs are the grant date fair values for restricted share unit ("RSU") awards granted under the Long Term Incentive Plan, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.

We did not grant any share-based awards to Mr. Lütke, Mr. Jones or Mr. Miller in 2016 after reviewing their existing equity retention values. The award for Mr. Finkelstein reflects his appointment to Chief Operating Officer, as well as our desired equity retention value for him at the time of grant. The award for Mr. Lemieux reflects our desired equity retention value for him at the time of grant.

3
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by US$30.46 in 2017 and US$11.77 in 2016.

These values were used both for the purposes of compensation (grant date fair value) and accounting value and were derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options were as follows:
2017 Grants: Date: February 24, 2017; Share price: $62.15; Expected dividend yield: nil; Expected volatility: 56.31%; Risk-free interest rate: 1.77%; Expected option life: 4.90 years; Fair value per stock option granted: $30.46.
2016 Grants: Date: March 3, 2016; Share price: $22.44; Expected dividend yield: nil; Expected volatility: 60.48%; Risk-free interest rate: 1.35%; Expected option life: 5.15 years; Fair value per stock option granted: $11.77.

We did not grant any option-based awards to Mr. Lütke, Mr. Jones or Mr. Miller in 2016 after reviewing their existing equity retention values at the time of grant. The award for Mr. Finkelstein reflects his appointment to Chief Operating Officer, as well as our desired equity retention value for him at the time of grant. The award for Mr. Lemieux reflect our desired equity retention value for him at the time of grant.

This compensation has not actually been received by our NEOs and the actual value received, if any, will differ.
4	We do not currently offer non-equity incentive plan compensation.
5	We do not currently offer a deferred compensation plan or pension plan.
6	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

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2017 Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities underlying unexercised options exercisable (#)	Option Exercise Price(3) ($)	Option expiration date	Value of Unexercised In-The- Money Options(4) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(5) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tobias Lütke CEO	403,348(1)	6.22	December 17, 2024	38,229,323	48,271	4,875,371	—
	150,000(2)	62.15	February 24, 2027	5,827,500	—	—	—
Russell Jones CFO	75,131(1)	0.15	April 26, 2021	7,576,811	12,068	1,218,868	—
	181,255(1)	0.36	March 28, 2022	18,241,141	—	—	—
	121,004(1)	6.22	December 17, 2024	11,468,759	—	—	—
	37,500(2)	62.15	February 24, 2027	1,456,875	—	—	—
Harley Finkelstein Chief Operating Officer	18,259(1)	0.13	June 7, 2020	1,841,831	49,668	5,016,468	—
	94,895(1)	0.13	September 30, 2020	9,572,296	—	—	—
	174,870(1)	0.15	August 10, 2021	17,635,290	—	—	—
	80,670(1)	6.22	December 17, 2024	7,645,903	—	—	—
	55,000(2)	22.44	March 3, 2026	4,320,800	—	—	—
	37,500(2)	62.15	February 24, 2027	1,456,875	—	—	—
Craig Miller Chief Product Officer	51,568(1)	0.15	August 10, 2021	5,200,530	20,013	2,031,413	—
	100,000(1)	0.74	July 11, 2023	10,026,000	—	—	—
	322,678(1)	6.22	December 17, 2024	30,583,421	—	—	—
	62,500(2)	62.15	February 24, 2027	2,428,125	—	—	—
Jean-Michel Lemieux SVP of Engineering	90,625(1)	5.17	October 1, 2024	8,684,594	17,446	1,762,046	—
	13,500(2)	22.44	March 3, 2026	1,060,560	—	—	—
	25,000(2)	62.15	February 24, 2027	971,250	—	—	—

1
These stock options were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "Incentive Plans - Legacy Option Plan", below.

2
These stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.

3
Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada daily average rate on December 29, 2017.

4
Options are "in-the-money" if the market price of the shares covered by the options is greater than the option exercise price. Values for stock options that have an exercise price in US dollars are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on December 29, 2017, which was of US$101.00, and the exercise price. Values for stock options that have an exercise price in Canadian dollars are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the TSX on December 29, 2017, which was C$127.11, and the exercise price. Such values in Canadian dollars have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada daily average rate on December 29, 2017. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

5
Restricted Share Units ("RSUs") were granted under our Long Term Incentive Plan ("LTIP") and each unit vests as one Class A subordinate voting share. For a description of the terms of RSUs granted under our LTIP, see "Incentive Plans - Long Term Incentive Plan", below. Values are calculated based on the closing market price of Shopify’s Class A subordinate voting shares on NYSE on December 29, 2017, which was US$101.00.

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Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested in accordance with their terms during the year ending December 31, 2017.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Tobias Lütke	8,299,710	—	—
Russell Jones	2,364,783	—	—
Harley Finkelstein	1,576,508	2,273,647	—
Craig Miller	7,318,949	—	—
Jean-Michel Lemieux	2,963,312	568,469	—

1
Represents the value of potential gains from options that vested during 2017. Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the option exercise price upon exercise of the options.

2
Represents the actual value of realized gains resulting from RSUs that vested during 2017. Gains reflect the received sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

Executive Employment Arrangements and Termination and Change in Control Benefits

We have entered into agreements with Tobias Lütke (CEO), Russell Jones (CFO), and Craig Miller (CPO) that set forth provisions in the event of a change in control transaction or termination of employment other than for cause. We believe these arrangements will help the Executive Officers maintain continued focus and dedication to their responsibilities in the best interests of Shopify.

Tobias Lütke

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our CEO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke’s agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Lütke’s employment agreement provides that he is entitled to:

•
a termination payment equal to a period of 12 months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of 18 months; and

•	continued benefits for such period of time, and all eligible bonuses.

Mr. Lütke’s agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

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Russell Jones

On March 7, 2011, we entered into an employment agreement with Mr. Jones setting forth the terms and conditions of his employment as our Chief Financial Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Jones’ agreement also provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Jones’ employment agreement provides that he is entitled to:

•
a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of six months; and

•	continued benefits for such period of time and all eligible bonuses

On March 2, 2018, we entered into a retirement agreement with Mr. Jones. Effective April 1, 2018, Mr. Jones will transition to a Special Advisor role until his retirement date of September 30, 2018 (as announced on March 5, 2018, the Company has appointed a new CFO effective April 2, 2018). All of the terms and conditions of Mr. Jones' employment described above will remain the same until his retirement date, except that in the event of a Change of Control occurring prior to his retirement date, each Stock Option and RSU that is outstanding and would have vested on or before his retirement date shall become immediately vested and exercisable on the date of such Change of Control.

Craig Miller

On July 5, 2011, we entered into an employment agreement with Mr. Miller setting forth the terms and conditions of his employment which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Miller’s agreement also provides that the vesting of the unvested equity of his initial equity award will be accelerated by 12 months in the event of certain change in control transactions.

In addition, in the case of termination of employment other than for cause, Mr. Miller's’ employment agreement provides that he is entitled to:

•
a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of six months; and

•	continued benefits for such period of time and all eligible bonuses

Mr. Miller was originally hired as Vice President, Marketing and was promoted to Chief Marketing Officer in January 2015. In 2016, while in the role of Chief Marketing Officer, Mr. Miller assumed leadership of the Product organization. Under his leadership, the Product team flourished. As a

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result of this success along with a decision to combine the User Experience (UX) and Product organizations, in January 2017 Mr. Miller was appointed Chief Product Officer. There was no change to his July 5, 2011 employment contract as a result of these position changes.

Harley Finkelstein

The terms and conditions of employment for Mr. Finkelstein are set forth in a written letter agreement, dated December 9, 2010, which includes, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. The agreement does not provide for any contractual severance entitlements or equity acceleration. Mr. Finkelstein is entitled to notice and severance entitlements under applicable Canadian law in the case of termination of employment other than for cause.

Jean-Michel Lemieux

The terms and conditions of employment for Mr. Lemieux are set forth in a written agreement dated March 2, 2015, which includes, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. The agreement does not provide for any contractual severance entitlements or equity acceleration. Mr. Lemieux is entitled to notice and severance entitlements under applicable Canadian law in the case of termination of employment other than for cause.

The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements and written letter agreements upon the occurrence of certain events, had they occurred on December 31, 2017.

Name and Principal Position	Event	Severance(1) ($)	Options(2) ($)	Share-Based Awards(3) ($)	Total ($)
Tobias Lütke CEO	Termination other than for cause(4)	956,520	12,995,522	-	13,952,042
	Change in control(4)	956,520	12,995,522	-	13,952,042
Russell Jones CFO	Termination other than for cause	-	-	-	-
	Involuntary termination on or immediately prior to a change in control	-	-	-	-
	Change in control(5)	-	2,696,811	457,126	3,153,937
Harley Finkelstein Chief Operating Officer	Termination other than for cause; Change in control	-	-	-	-
Craig Miller Chief Product Officer	Termination other than for cause	209,239	-	-	209,239
	Involuntary termination on or immediately prior to a change in control	209,239	-	-	209,239
Jean-Michel Lemieux SVP of Engineering	Termination other than for cause; Change in control	-	-	-	-

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1
Severance payments are calculated based on the base salary we pay to the NEO, which is paid in Canadian dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada daily average rate on December 29, 2017. Messrs. Finkelstein and Lemieux are entitled to minimum statutory entitlements upon termination without cause, as well as common law entitlements under applicable law, which may entitle such NEO to an award of reasonable notice or pay in lieu. The determination of "reasonable notice" depends on the particular circumstances taking into account a number of relevant factors, and as a result these amounts cannot be quantified with any specificity at this time.

2	The value of unvested options is calculated based on the closing price on the NYSE of $101.00 on December 29, 2017 of our Class A subordinate voting shares.
3	The value of unvested share-based awards is calculated based on the closing price on the NYSE of $101.00 on December 29, 2017 of our Class A subordinate voting shares.
4	Mr. Lütke’s employment agreement provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction.
5	Mr. Jones' retirement agreement provides that, in the event of a change in control before September 30, 2018, any options or RSUs that would have vested by this date are accelerated.

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Compensation of Directors

Pursuant to Shopify’s Corporate Governance Guidelines, the form and amount of Director compensation will be reviewed at least annually by the Compensation Committee, which shall make recommendations to the Board based on such review. The Board retains the ultimate authority to determine the form and amount of Director compensation. The Compensation Committee reviews director compensation on an annual basis to ensure that the Company offers director compensation that is:

1)	commensurate with the efforts we expect from our existing Board members;

2)
competitive in our industry in order that we might attract the best possible candidates to assist the Company and its Shareholders in a fiduciary capacity to maximize our opportunity presented by that growth; and,

3)	aligned with our Shareholders' interests as we grow.

The Board retains the ultimate authority to determine the form and amount of Director compensation.

Mr. Lütke, the Chair of our Board of Directors, is also our Chief Executive Officer. Mr. Lütke does not receive any additional compensation for his service as a director in accordance with our policy that executive officers or employees who are also Directors do not receive additional compensation for their service as Directors. See above "Compensation of Executives", for disclosure relating to his compensation.

Ms. Goodman joined Shopify in 2016 following our IPO. All other board members joined Shopify prior to the IPO. In consideration of equity value realization received in the past, Mr. Levine and Mr. Phillips elected to relinquish their 2017 compensation including equity compensation and Messrs. Ashe and Collins elected to defer their equity compensation until 2018.

As a result in 2017 Mr. Ashe received compensation of $40,500 ($20,000 for his services as a member of our Board of Directors, $10,000 for his services as Chair of our Compensation Committee, $7,500 for his services as a member of our Audit Committee, and $3,000 for his services as a member of our Nominating and Corporate Governance Committee); Mr. Collins received compensation of $35,000 ($20,000 for his services as a member of our Board of Directors and $15,000 for his services as chair of our Audit Committee); Ms. Goodman received compensation of $35,500 ($20,000 for her services as a member of our Board of Directors, $7,500 for her services as a member of our Audit Committee, $5,000 for her services as a member of our Compensation Committee, and $3,000 for her services as a member of our Nominating and Corporate Governance Committee). In addition, in 2017 Ms. Goodman was issued an equity award of approximately $125,000 in grant value, made up of 50% stock options and 50% RSUs under out LTIP. These equity awards granted to Ms. Goodman are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next two years. Messrs. Levine and Phillips received no compensation in 2017.

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In 2017 the Board approved the following amounts for Director compensation in 2017:

Position	2017 Fees
Annual board retainer	$20,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nomination and Governance Committee Chair	$6,000
Audit Committee Member	$7,500
Compensation Committee Member	$5,000
Nomination and Governance Committee Member	$3,000

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or Committee meetings or otherwise in connection with their director position. Directors do not receive any payment for attending meetings.

The following table shows the compensation earned by each of our non-employee directors during 2017. Mr. Lütke, our Chief Executive Officer, does not appear in this table as he does not receive any additional compensation for his services as a director.

Director Compensation Table

Director	Fee Earned	Share Based Awards(1)	Option Based Awards(2)	Non-Equity Incentive Plan Compensation(3)	Pension Value(4)	All Other Compensation(5)	Total
	($)	($)	($)	($)	($)	($)	($)
Robert Ashe	40,500	-	-	-	-	-	40,500
Steven Collins	35,000	-	-	-	-	-	35,000
Gail Goodman	35,500	62,544	63,323	-	-	-	161,367
Jeremy Levine	-	-	-	-	-	-	-
John Phillips	-	-	-	-	-	-	-

1
Messrs. Ashe and Collins have deferred equity compensation until 2018 in consideration of earlier grants. Messrs. Levine, and Phillips declined equity compensation awards in 2017. The value of share based awards shown for Ms. Goodman is the grant date fair value for RSU awards granted to her under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the New York Stock Exchange for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by Ms. Goodman, and the actual value received, if any, will differ.

2
Messrs. Ashe and Collins have deferred equity compensation until 2018 in consideration of earlier grants. Messrs. Levine, and Phillips declined equity compensation awards in 2017. The value of option based awards shown for Ms. Goodman is the grant date fair values for stock option award granted to her under the Stock Option Plan, being equal to the number of stock option units granted multiplied by US$50.78. This value of a Shopify stock option for purposes of both compensation and accounting was derived using the Black-Scholes methodology.

The underlying assumptions used in fair valuing the options granted are as follows: Date: November 15, 2017; Share price: $98.34; Expected dividend yield: nil; Expected volatility: 56.1%; Risk free interest rate: 2.12%; Expected option life: 5.5 years; Fair value per stock option granted: $50.78.

This compensation has not actually been received by Ms. Goodman, and the actual value received, if any, will differ.
3	We do not currently offer non-equity incentive plan compensation to our Directors.
4	We do not currently offer a deferred compensation plan or pension plan to our Directors.
5	None of the Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.

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Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the directors except for Tobias Lütke, all option-based and share-based awards outstanding as of December 31, 2017. Equity awards granted to our directors prior to November 2017 are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next three years. Equity awards granted to our directors within November 2017 and forward are subject to a time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date with the remainder vesting in equal installments over the next two years. Our time-based vesting schedules serve as an effective retention tool and to focus the directors on achieving long-term value.

Director	Option-Based Awards				Share-Based Awards
	Number of Securities underlying unexercised options exercisable	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options(3)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(4)	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
Robert Ashe	75,000(1)	6.22	December 17, 2024	7,108,500	-	-	-
Steven Collins	65,000(1)	4.22	June 26, 2024	6,290,700	-	-	-
Gail Goodman	7,143(2)	39.72	November 16, 2026	437,723	3,469	350,369	-
Gail Goodman	1,247(2)	98.34	November 15, 2027	3,317	-	-	-
Jeremy Levine	-	-	-	-	-	-	-
John Phillips	-	-	-	-	-	-	-

1
Stock options were granted under our Legacy Option Plan and each such option is exercisable for one Class B multiple voting share. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see "Incentive Plans - Legacy Option Plan", below.

2
Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.

3
Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on December 29, 2017, which was of US$101.00, and the exercise price.

4	Value is calculated based on the closing market price of Shopify’s Class A subordinate voting shares on NYSE on December 30, 2016, which was US$101.00

Incentive Plan Awards-Value Vested or Earned During the Year

The following table indicates, for each of the directors who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2017.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)
Robert Ashe	1,503,817	-
Steven Collins	1,593,432	-
Gail Goodman	114,608	97,938

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1	Values are calculated based on the difference between closing market price of Shopify’s Class A subordinate voting shares on the NYSE on the vesting date and the exercise price.
2	Values are calculated based on the number of units vested and the actual realized sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

The written charter of our Compensation Committee provides that the Committee will review compensation for members of our Board of Directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The Compensation Committee will make recommendations to our Board of Directors with respect to changes to our approach to director compensation as it considers appropriate.

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Equity Plans

Our Board of Directors is responsible for administering our Stock Option Plan, Legacy Option Plan, and LTIP, and the Compensation Committee makes recommendations to our Board of Directors in respect of matters relating to such plans.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year.

Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2018, our Board of Directors approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

Shopify competes for talent in a very aggressive labor market, globally. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high performing talent who are key to supporting our growth and future success. The Board of Directors believe that our ability to offer competitive equity compensation has been, and will continue to be critical to our ability to attract and retain these highly qualified and skilled employees. In our environment of high growth, and the aggressively competitive labor market globally for the skills that we need, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans, that otherwise would not be possible based on our internal forecasts over the next 3 years.

Copies of each of the Legacy Option Plan, Stock Option Plan and LTIP are available on www.sedar.com or www.sec.gov.

Stock Option Plan

Please see section 2(3) - Approval of Amended and Restated Stock Option Plan for proposed amendments to the Stock Option Plan which have not been reflected in the description below. The full text of the proposed Amended and Restated Stock Option Plan can be found at Appendix A.

Our Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

Our Board of Directors may amend the Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option

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previously granted except as permitted by the terms of the Stock Option Plan, (ii) is subject to any required regulatory approvals, and (iii) is in compliance with applicable law and subject to shareholder approval (if required), the requirements of the TSX or the Stock Option Plan. The Board of Directors may from time to time, in its discretion and without the approval of shareholders, amend the Stock Option Plan or any option in a manner for which shareholder approval is not otherwise specifically required under the terms of the Stock Option Plan, and such amendments at the discretion of the Board of Directors may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;

•	amendments to the provisions governing vesting, assignability and effect of termination of a participant’s employment or office;

•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

•	a change to advance the date on which any option may be exercised under the Stock Option Plan; and

•	a change to the eligible participants of the Stock Option Plan.

For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•
any amendment which reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

•	any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a blackout period;

•
any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization; and

•	any amendment to the amendment provisions of the Stock Option Plan.

Under the proposed amendments to the Stock Option Plan, any amendment to remove or to exceed the "insider participation limit" would be added to the category of plan terms specifically requiring shareholder approval.

Summary of other key terms of the Stock Option Plan:
(which does not reflect the proposed amendments to the Stock Option Plan described at Section 2(3) - Approval of Amended and Restated Stock Option Plan. The full text of the proposed Amended and Restated Stock Option Plan can be found at Appendix A)

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Eligibility
The Stock Option Plan allows for the grant of Options to our Directors, Executive Officers, Employees, and Consultants. Under the proposed amendments to the Stock Option Plan, eligibility will be subject to an "insider participation limit; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time.

Expired / Cancelled / Forfeited Options
All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan and the LTIP.

Exercise Price
All options granted under the Stock Option Plan will have an exercise price determined and approved by our Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time.

Market Price
The market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

Option Term
An option shall be exercisable during a period established by our Board of Directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option.

Vesting
Typically, are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next three years. Effective November 2017, all options granted under the Stock Option Plan will typically be subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, the remainder vesting in equal installments over the next two years.

Black Out Period
The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Plan Adjustments
The Stock Option Plan provides that appropriate adjustments will be made by our Board of Directors in order to maintain the optionees’ economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options, cancellation of all unexercised options as of date of termination
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, 90 days to exercise vested options
Death or incapacity: Forfeiture of all unvested options, one year to exercise vested options

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Change In Control
A participant’s grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board of Directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Assignment
Except as specifically provided in an option agreement approved by our Board of Directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the Company, transfer options to (i) such optionee’s family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

As of December 31, 2017, a total of 2,993,557 options were outstanding under the Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 3.4% of the Class A subordinate voting shares issued and outstanding as of December 31, 2017, and (ii) 3.0% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2017. As of December 31, 2017, there were 5,747,087 options available to be granted, or 5.8% of the Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2017.

The annual burn rate of the Stock Option Plan for 2017 was 1.1%, for 2016 was 2.4%, and for 2015 was 2.0%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.

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In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under "Stock Option Plan".

No additional options were granted under the Legacy Option Plan after our May 2015 IPO. As of December 31, 2017, a total of 4,359,989 options were outstanding under the Legacy Option Plan, and the Class B multiple voting shares issuable upon exercise of such options represent in the aggregate: (i) 34.0% of the Class B multiple voting shares issued and outstanding as of December 31, 2017, and (ii) 4.4% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2017.

LTIP

Please see section 2(4) - Approval of Amended and Restated Long Term Incentive Plan for proposed amendments to the LTIP which have not been reflected in the description below. The full text of the proposed Amended and Restated Long Term Incentive Plan can be found at Appendix C.

Under the terms of the LTIP, our Board of Directors, or if authorized by our Board of Directors, our Compensation Committee, may grant LTIP Units as RSUs, PSUs or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant.

Our Board of Directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board of Directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our Board of Directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units; and

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•	a change to the eligible participants under the LTIP;

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or

•	amend the amendment provisions of the LTIP.

Under the proposed amendments to the LTIP, any amendment to remove or to exceed the "insider participation limit" would be added to the category of plan terms specifically requiring shareholder approval.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs or PSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision and no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the Income Tax Act (Canada) or any successor to such provision. If any provision of the LTIP contravenes Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), our Board of Directors may, in its sole discretion and without the participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, or otherwise; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the participant of the applicable provision without materially increasing the cost to Shopify and contravening Code Section 409A.

Summary of other key terms of the LTIP:
(which does not reflect the proposed amendments to the LTIP described at section 2(4) - Approval of Amended and Restated Long Term Incentive Plan. The full text of the proposed Amended and Restated Long Term Incentive Plan can be found at Appendix C)

Eligibility
The LTIP allows for the grant of units to directors, executive officers, employees and consultants of the Company or any of its affiliates. Under the proposed amendments to the LTIP, eligibility will be subject to an "insider participation limit"; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time.

Vesting
RSUs: Unless otherwise approved by our Board of Directors and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Under the proposed amendments to the LTIP, RSUs will vest as to 1/3 on the first anniversary date of the grant, and will then vest in equal quarterly installments over the following two years.

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DSUs: Unless otherwise approved by our Board of Directors, DSUs recorded in a participant’s DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

PSUs: PSUs will vest upon achievement of the performance criteria described in a participant’s grant agreement, provided the PSU participant is continuously employed by or in service with the Company, or any of its affiliates, from the grant date until such PSU vesting date.

Dividend Equivalents
In the event a dividend is paid on our Subordinate Voting Shares, then each participant’s notional account shall, unless otherwise determined by the Board of Directors in respect of any grant of units, be credited with additional units (including fractional units) equivalent in value to the dollar amount that the participant would have received as dividends if the participant had on the dividend payment date held a number of Subordinate Voting Shares equal to the number of share units in such participant’s account prior to the payment of such dividends.

Black out period
In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

Plan Adjustments
The LTIP provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Termination
Unless otherwise approved by our Board of Directors, unvested RSUs previously credited to the participant’s account will expire in the event that the participant is terminated for cause or resigns without good reason, and will vest in the event that the participant retires, is terminated without cause, dies or is incapacitated. Under the proposed amendments to the LTIP, unvested RSUs previously credited to the participant's account will expire when the participant ceases to be an eligible person under the LTIP.

Assignment
Units granted under the LTIP are generally not transferable; however, a participant may, with the prior approval of the Company, transfer units to (i) such participant’s family or any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant.

As of December 31, 2017, a total of 2,498,678 RSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 2.9% of the Class A subordinate voting shares issued and outstanding as of December 31, 2017, and (ii) 2.5% of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding as of December 31, 2017. As of December 31, 2017, there were 5,747,087 units available to be granted, or 5.8% of the Class A subordinate voting shares and Class B multiple voting shares issued and outstanding as of December 31, 2017.

The annual burn rate of the LTIP for 2017 was 1.2%, for 2016 was 2.5%, and for 2015 was 0.8%. The annual burn rate is calculated by dividing the number of RSUs granted during the applicable

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fiscal year by the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding for the applicable fiscal year.

Equity Compensation Plan Information
as of December 31, 2017

Equity Compensation Plan(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans(3)
	($)	($)	(#)
Legacy Option Plan(4)	4,359,989	3.16	-
Stock Option Plan(5)	2,993,557	46.18	see "Total"
Long Term Incentive Plan(5)	2,498,678	-	see "Total"
Total	9,852,224	n/a	5,747,087(6)

1	Each of the Legacy Option Plan, Stock Option Plan and LTIP were approved by shareholders at the Company’s 2015 Annual General and Special Meeting.
2
Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7971, which was the Bank of Canada daily average rate on December 29, 2017.

3
No additional options were granted under the Legacy Option Plan after our May 2015 IPO.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate amount of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year, unless the Board of Directors determines to increase by a lesser percentage or not at all. For each of 2016 and 2017 the Board approved the 5% increase.

4	Options issued under the Legacy Option Plan are exercisable for Class B multiple voting shares.
5
Options issued under the Stock Option Plan are exercisable for Class A subordinate voting shares. Each unit granted under the LTIP represents the right to receive one Class A subordinate voting shares in accordance with the terms of the plan.

6	4,993,884 additional securities were added on January 1, 2017, for a total of 10,740,971.

As of December 31, 2017, the maximum number of securities issuable under both the Stock Option Plan and the LTIP was 15,599,311 and the Class A subordinate voting shares issuable upon vesting or exercise of such securities, as applicable, represent in the aggregate 15.6% of the total Class A subordinate shares and Class B multiple voting shares issued and outstanding as of December 31, 2017.
Limitations on Liability and Indemnity Agreements

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

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However, indemnification is prohibited under the CBCA unless the individual:

•
acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

At present we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Indebtedness of Directors, Officers and Employees

None of our proposed nominees for directors, current directors, executive officers, employees and former directors, executive officers and employees, is or has been indebted to the Company at any time.

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SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Regulators and Good Governance Organizations

As a corporation incorporated under the Canada Business Corporations Act ("CBCA") and listed on both the TSX and the NYSE, Shopify is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), Institutional Shareholder Services ("ISS"), and other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through our Nominating and Corporate Governance Committee, reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders. Schedule A to this Circular outlines Shopify’s corporate governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101").

Overall Approach

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines, the corporate governances rules of the NYSE, and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any of these differences to be material.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic

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company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a Board and committees that can function independently and effectively and add significant value to the Company.

Corporate Governance

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also Schedule A – Statement of Corporate Governance Practices, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee including those contained in National Instrument 52-110 Audit Committees and the Sarbanes-Oxley Act.

Each Board member is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year. Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. Lütke, are independent under all of the requisite regulatory and statutory criteria. Brief biographies of the proposed nominees are included earlier in Section 2 of this Circular and on our website at https://investors.shopify.com/governance/board-of-directors.

Our sole non-independent director, Mr. Tobias Lütke, founded Shopify in 2004 and has been its Chief Executive Officer since 2008. While the Chair of the Board is not an independent director, a

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lead independent director, Robert Ashe, has been appointed. See below "Lead Independent Director".

Board and Committee Meetings

Our Board Charter states that our Board of Directors will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. From time to time the Board and Committees also act by unanimous written consent. The Board and its committees each have a working plan with the duties and actions derived from the respective Board and Committee mandates assigned to scheduled meetings, to ensure that all are fulfilled throughout the year. As other matters arise throughout the year requiring discussion or approval, additional meetings are convened.

In 2017 there were nine Board meetings, four Audit Committee meetings, four Compensation Committee meetings, two Nominating and Corporate Governance Committee meetings, and one meeting of an ad hoc Pricing Committee, comprised of Tobias Lütke, Steven Collins and Jeremy Levine, that had been designated by the Board to price a public offering of shares in May 2017. Attendance was 100% for all directors who are standing for re-election at all Board and Committee meetings of which they were a member held in 2017, with the exception of Gail Goodman who missed one Audit Committee meeting.

Meetings of Independent Directors

Our Board of Directors holds regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. In camera non-executive sessions are held at the end of all Board and Committee meetings. All of our Committees are made up of independent directors. The independent members of our Board of Directors meet with our auditors without management present. The independent members of our Board of Directors also meet, as required, without the non-independent director and members of management. In addition, each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

Mandate of the Board of Directors

Our Board of Directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board has adopted a formal mandate, a copy of which is available at https://investors.shopify.com/Governance/Governance-Documents, that includes the following:

•	appointing our Chief Executive Officer;

•
developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against the corporate goals and objectives;

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•
taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our Code of Conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

Duties and Responsibilities of Board of Directors

Our Directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our Directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our company or in a written report of our auditor fairly to reflect the financial condition of our company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Each member of the Board is expected to spend the time and effort necessary to properly discharge his or her responsibilities as a Director of the Company. Accordingly, a Director is expected to regularly attend meetings of the Board and Board committees on which such Director sits, and to review prior to each meeting the materials distributed in advance for such meeting. A Director who is unable to attend a meeting is expected to notify the Chair or the chairperson of the appropriate committee in advance of such meeting.

Access to Information and Authority

The Board is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board, and any Committee of the Board, has the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside experts, advisors or other professionals, including but not limited to independent legal or accounting advisors, as necessary to assist in the performance of its duties and responsibilities. The Board, and any Committee of the Board, has the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor, or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board or such Committee, or meet with any members of or advisors to the Board. Pursuant to the Company's Corporate Governance Guidelines, Directors are encouraged to speak directly to any member of management regarding any questions or concerns the Directors may have. The Board regularly invites members of management to attend Board and Committee meetings where they share relevant information or insights related to business discussed at such meetings. Board meetings are generally held at the Company's head offices in Ottawa, Ontario.

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Board Committees

Our Board Charter states that the Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee. The standing committees of our Board of Directors consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our Board Committees are comprised entirely of independent directors.

Audit Committee

Our Audit Committee is comprised of Mr. Ashe, Mr. Collins, and Ms. Goodman, and is chaired by Mr. Collins. Our Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and National Instrument 52-110 - Audit Committees ("NI 52-110"). Our Board of Directors has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the NYSE rules and NI 52-110, and that the Committee Chair, Mr. Collins, has been identified as an "audit committee financial expert" as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE.

All of the members of our Audit Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by Shopify's financial statements. More specifically, all of our audit committee members have:

•	an ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement;

•	an understanding of generally accepted accounting principles ("GAAP") and financial statements;

•	an ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves or provisions;

•
experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Mr. Collins acquired his financial literacy and expertise as a result of having graduated with an MBA with a concentration in Finance and Strategy from The Wharton School of the University of Pennsylvania, obtaining his CPA designation in the State of Illinois, and acting as Chief Financial Officer of NAVTEQ Corporation for two years and as Chief Financial Officer of ExactTarget, Inc. for three years. Mr. Collins currently serves as chair of the audit committees of two public companies: Instructure, Inc. (NYSE) and Mulesoft, Inc. (NYSE).

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Mr. Ashe acquired his financial literacy as a result of having graduated with a Bachelor of Commerce, Accounting from the University of Ottawa, obtaining his Chartered Accountant (fellow) designation, and acting as VP Finance, Controller at Cognos for three years and as Chief Corporate Officer with responsibility for finance at Cognos for two years. Mr. Ashe currently serves on the audit committees of two public companies: ServiceSource International (NASDAQ) and MSCI Inc. (NYSE).

Ms. Goodman acquired her financial literacy as a result of having graduated with a Masters in Business Administration from the Tuck School of Business of Dartmouth College, and acting as Chief Executive Officer of Constant Contact for 17 years.

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. A copy of the charter can be found on our website at https://investors.shopify.com/Governance. The principal purpose of our Audit Committee is to assist our Board of Directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

At least annually, the audit committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions.

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Pre-Approval Procedures for Non-Audit Services

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.

Further information about our Audit Committee can be found on pages 62-64 in the "Directors and Officers" section and in Exhibit A - Audit Committee Charter, of our Annual Information Form filed on February 15, 2018, which can be found on our website, at www.sedar.com or at www.sec.gov.

Responsibilities and Duties of the Chair of the Audit Committee

The Chair of the Audit Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Mr. Ashe, Ms. Goodman, Mr. Levine, and Mr. Phillips, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Phillips.

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s purpose is to assist our Board of Directors in:

•	identifying individuals qualified to become members of our Board of Directors;

•	selecting or recommending that our Board of Directors select director nominees for the next annual meeting of shareholders and determining the composition of our Board of Directors and its committees;

•	developing and overseeing a process to assess our Board of Directors, the Chair of the Board, the committees of the Board, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

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Board, Committee and Director Evaluations

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our Board of Directors and our Chair and all Board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee annually conducts a formal review process via a questionnaire that is completed by each director, and follow up conversations with each director, in order to assess our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution. The Chair of the Nominating and Corporate Governance Committee then provides a report of the evaluation results to our Board of Directors.

Directors must notify the Nominating and Corporate Governance Committee upon a change in principal occupation or business association, prior to accepting another directorship, or upon becoming aware of circumstances that may adversely reflect upon such Director, any other Director, or the Company, so that the potential for conflicts or other factors compromising the Director's ability to perform his or her duties may be fully assessed.

Identifying New Candidates for our Board

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility for developing and recommending to the Board the criteria that are deemed necessary of advisable for prospective director candidates. The Board has full authority to modify such criteria as and when it sees fit.

The Board has also delegated to the Nominating and Corporate Governance Committee the responsibility for developing succession plans for the Board, identifying suitable candidates for nomination to the Board and assessing their qualifications in light of the Company's Corporate Governance Guidelines and the Nominating and Corporate Governance Committee’s charter. The Nominating and Corporate Governance Committee may consider all facts and circumstances that it deems appropriate or advisable under the circumstances, including advice and recommendations from the Company's shareholders, management and others. The Nominating and Corporate Governance Committee will review the prospective candidates’ qualifications with the Board and recommend to the Board such prospective director candidates. The Board is ultimately responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

In identifying new candidates for our Board of Directors, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board of Directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board of Directors as a group, and the personality and other qualities of each director, as these may ultimately determine the Boardroom dynamic. The Nominating and Corporate Governance Committee will also consider whether the performance of any candidate is likely to be adversely impacted by excessive time commitments, such as service on other boards.

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Shareholders may nominate an individual for election to the Board by way of a shareholder proposal in accordance with the provisions of the CBCA. The Company must receive such a proposal at least 90 days before the anniversary date of this Notice, by January 18, 2019. The Company has adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" below. The Company believes that the current statutory rights provided to Shareholders adequately address the rights of Shareholders to nominate directors.

Responsibilities and Duties of the Chair of the Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Compensation Committee

Our Compensation Committee is comprised of Mr. Ashe, Ms. Goodman, and Mr. Phillips, and is chaired by Mr. Ashe. Under SEC and the NYSE rules, there are heightened independence standards for members of the Compensation Committee. All of our Compensation Committee members meet this heightened standard and are also independent for purposes of NI 58-101.

Our Board of Directors has established a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:

•	reviewing at least annually our executive compensation plans;

•
evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our Board of Directors and, based on such evaluation, with appropriate input from other independent members of our Board of Directors, determining the Chief Executive officer’s annual compensation;

•
reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our Board of Directors with respect to the compensation for such officers;

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•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and

•
reviewing and, if appropriate, recommending to our Board of Directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation Committee by any of those plans.

Compensation Committee Interlocks

None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Pursuant to Shopify’s Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. Currently there are no board interlocks.

Responsibilities and Duties of the Chair of the Compensation Committee

The Chair of the Compensation Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Committee; in consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Chair of the Board

Tobias Lütke, our Chief Executive Officer and founder, is the Chair of our Board of Directors. Pursuant to our Board Charter, the Board shall choose one of its members to be its Chair by majority vote. Our Board of Directors has adopted a written position description for the Chair which sets out the key responsibilities and duties of the Chair: chair meetings of the Board; chair the annual meeting, and any special meetings, of the shareholders; in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

Lead Independent Director

Mr. Ashe, an independent director, has been a Director since 2014 and has been our Lead Independent Director since the position was created upon our IPO in 2015. In this role, Mr. Ashe is responsible

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for overseeing the discharge by the Board of Directors of its responsibilities, including that the Board evaluates the performance of management objectively, and that the Board understands the boundaries between the responsibilities of our Board of Directors and management, and functions independently of our management. Our Lead Independent Director consults with the independent Directors and represents such Directors, where necessary, in discussions with our management and Chair on the conduct of our Board meetings, corporate governance, and other issues.

Shopify’s Lead Independent Director has the following responsibilities and duties:

•
in co-operation with the Chair, provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate;

•	preside over executive sessions of independent Directors, and serve as a liaison between the Chair and the independent Directors;

•	if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;

•	in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or Management.

Pursuant to Shopify’s Corporate Governance Guidelines, the non-management Directors meet in executive session at least semi-annually to discuss, among other matters, the performance of the Chief Executive Officer. The Director who presides at these meetings will be the Lead Independent Director or such other non-management Director as is selected by a majority of the non-management Directors. To date, the presiding Director for such meetings has been the Lead Independent Director.

Chief Executive Officer

Our Board of Directors, in conjunction with our Chief Executive Officer or CEO, has developed and implemented a written position description for the role of our CEO. Shopify’s CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify’s excellence and growth.

The CEO is responsible for the development, implementation and continual refinement of Shopify’s goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic opportunities and partnerships; and encourage the efficient use of Shopify’s assets in a responsible manner with a view to achieving its goals.

The CEO will continue an open and communicative relationship with the Board, providing regular updates, and will enable the Board to fulfill all required public company governance functions.

Specific responsibilities of the CEO include:

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•	Serve as a role model for Shopify’s vision, values and rules of engagement, and foster a culture of integrity at Shopify;

•
Maintain perspective on Shopify’s overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of Shopify, and motivate a high-performing and innovative organization;

•	Provide high-level strategic and tactical leadership to the Board and the executive management team;

•	Work with the executive management team to develop, review and refine Shopify’s business strategy;

•
Execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;

•
Provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;

•	Guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;

•
Together with the Chief Financial Officer and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify’s disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;

•
With the Nominating and Corporate Governance Committee and the Board, assemble and oversee an effective executive management team, allow the Board regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team; recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;

•
With the Nominating and Corporate Governance Committee and the Board, participate in refining the CEO Position Description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board for review and approval, and participate in the Board’s annual evaluation of CEO performance against such goals and objectives; and

•	Carry out any other appropriate duties and responsibilities assigned by the Board.

Orientation and Continuing Education

The Board is responsible for providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors. The Nominating and Corporate Governance Committee is responsible to assist in the orientation of new directors, including becoming acquainted with the Company and its governance processes. New Directors are provided with information and meetings with management in order to familiarize them with the Company's business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes and our Code of Conduct.

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The Chair of each Committee is responsible for coordinating orientation and continuing director development programs relating to the Committee’s mandate. The Chair of our Board of Directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our Directors and to ensure that their knowledge and understanding of our business remains current.

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its Committees regularly invite different members of Company's management to present to the Board and its Committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. In 2017, Directors attended presentations and were provided with materials related to, among other things: Shopify's cloud and data center infrastructure and operations; the data organization at Shopify; production engineering at Shopify; Shopify's brand strategies; cyber-security and information security at Shopify; Shopify's growth and marketing strategy; Shopify's support function; the competitive landscape; director and executive compensation; and various aspects of corporate governance.

In addition, all Directors have regular access to and contact with senior management, and Directors are encouraged to, and do, speak directly to any member of management regarding any questions or concerns the Directors may have. The Board encourages Directors to participate in ongoing education, as well as participation in accredited Director education programs. Shopify reimburses Directors for expenses incurred in connection with these education programs.

Strategy

The Board is responsible for reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board holds regular, quarterly meetings at which various members of management review with the Board their strategies, business plans, opportunities and risks. The Board receives a report from our CEO at each regularly scheduled board meeting. In addition, each year one additional Board meeting is dedicated entirely to a review and discussion of Management’s annual operating plan.

Director Equity Ownership

The Company encourages Directors to own equity in the Company, whether in the form of stock, options, restricted stock units or otherwise. However, the Board believes that the amount and nature of a Director's equity ownership is a personal decision, and as a result the Board has not adopted a policy requiring minimum equity ownership by Directors.

Succession Planning

Our Chief Executive Officer works with the Nominating and Corporate Governance Committee and the Board on a regular basis to ensure there is a current and effective plan of succession and development for the CEO and the executive management team.

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Mechanisms of Board Renewal

Our Board of Directors has not adopted director term limits or mandatory age-related retirement policies. Rather than adopting these or other formal mechanisms of Board renewal, the Nominating and Corporate Governance Committee reviews the Board composition on a regular basis, and has established criteria for new directors based upon the Company’s current and projected needs. In connection with evaluating recommendations for nomination for re-election, the Nominating and Corporate Governance Committee and the Board considers director age and tenure. Currently, our oldest director is 67, and our longest serving director is our founder, Chief Executive Officer and Chairman, Tobias Lütke, who has served since 2004. The remainder of our directors have served anywhere between eight years and seventeen months. See "Election of Directors" in Section 2 for each director's age and the year they were first elected or appointed as a director.

Majority Voting Policy

Shopify has adopted a majority voting policy in compliance with the majority voting requirements of the TSX. Nominees for election to the Board are required to confirm that they will abide by this policy before their names are put forward for election. A director nominee in an uncontested election who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders must immediately tender his or her resignation to the Chair of our Board of Directors following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to our Board of Directors whether to accept it or not. Our Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Corporate Governance Committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. In the event the Board of Directors determines not to accept the resignation, the press release shall state the reasons for such decision. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our Board of Directors or of any Committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board.

Disclosure of Voting Results

In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.

Conflicts of Interest

A director who has a material interest in a matter before our Board of Directors or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board of Directors or any committee on which they serve, such director may be required to absent himself

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or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.

Diversity

Our Nominating and Corporate Governance Committee believes that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance the Board’s performance. The Nominating and Corporate Governance Committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board’s performance and, accordingly, diversity is taken into consideration. Currently, one of our six directors is a woman.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, two of our nine senior executive team members are women.

We do not currently have a formal policy for the representation of women on the Board of Directors or senior management of the company. The Nominating and Corporate Governance Committee and our senior executives already take gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board of Directors and senior management meets the needs of our organization and our shareholders.

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The composition of the Board of Directors is shaped by the selection criteria established by the Nominating and Corporate Governance Committee. The Committee ensures that diversity considerations are taken into account in senior management, monitors the level of female representation on the Board and in senior management positions, continues to broaden recruiting efforts to attract and interview qualified female candidates, and is committed to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under NI 58-101. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in Shopify at all times. The full text of the Code of Conduct is posted on our website at https://investors.shopify.com/governance.

In 2017, all employees participated in on-line training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.

If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted.

Monitoring Compliance with the Code of Conduct

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Nominating and Corporate Governance Committee assists our Board of Directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which will be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which will be subject to review by our Board of Directors as a whole). The Board is provided with quarterly reports from management on any issues under the Code of Conduct that may have arisen and how they were investigated and resolved.

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Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Shopify has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified of any whistleblower reports, and the Board is provided with quarterly reports from management on any whistleblower reports that may have been reported and how they were investigated and resolved.

Shareholder Meetings

Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere that our directors determine. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our Class A subordinate voting shares and Class B multiple voting shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular

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series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our corporate secretary, our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our corporate secretary at our principal executive offices. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our Board of Directors may, in its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law which was approved by our shareholders at our 2015 Annual General Meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such court, any other "court" as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Dual Class Share Structure

Our Class B multiple voting shares have ten votes per share and our Class A subordinate voting shares, which were the shares offered in our IPO in May 2015, have one vote per share.

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The holders of our Class B multiple voting shares, collectively, will control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares will limit the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares will have the ability to influence many matters affecting Shopify and actions may be taken.

Transfers by holders of Class B multiple voting shares result in those shares converting to Class A subordinate voting shares on a share for share basis, which has the effect of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares.

All Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.

Certain Class Votes

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A subordinate voting shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares are entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately

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as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of the outstanding Class B multiple voting shares on completion of our IPO entered into a customary coattail agreement with Shopify and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)	offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B multiple voting shares;

(b)
provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)
has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

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(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A subordinate voting shares, will not, in of itself constitute a sale of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with our articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Company Communication with Shareholders

Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal and Marketing teams.

The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete, and broadly distributed in compliance with all applicable legal and regulatory

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requirements. It is the responsibility of Shopify’s Disclosure Committee to determine if, when and how to disclose material information related to Shopify.

The Disclosure Committee and the Board have reviewed and approved this Circular, and review and approve our Annual Information Form and our annual financial reports and management’s discussion and analysis and associated earnings press releases. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management’s discussion and analysis and associated earnings press releases. The Company holds quarterly conference calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.

Shareholder Communications with the Board

 The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Shopify by sending a letter to:

Shopify Inc.
150 Elgin Street, 8th floor
Ottawa, Ontario K2P 1L4
Canada
Attn: Board of Directors

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify’s legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.

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SECTION 5: GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

Additional Information

Additional financial information about Shopify, including Shopify’s 2017 Annual Report on Form 40-F, including its audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2017 are accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on our website at investors.shopify.com, or by contacting Shopify by mail at Shopify ATTN: Director, Investor Relations, 150 Elgin Street, 8th Floor, Ottawa, Ontario K2P 1L4; by phone at 613-241-2828 or 1-888-746-7439 ext. 302; or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

In addition, Shareholders may contact Shopify’s transfer agent in Canada, Computershare Investor Services Inc., by mail at Computershare Investor Services, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Canada; by calling 1-800-564-6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial); or by online inquiry at https://www-us.computershare.com/Investor/Contact/Enquiry.

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Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual General and Special Meeting of Shareholders, as well as to each Director and to the Company’s auditors.
Joseph A. Frasca
SVP, General Counsel and Corporate Secretary
April 18, 2018

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table describes the Company’s current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Requirement Under Form 58-101F1	Comments
Board of Directors
Disclose the identity of directors who are independent.
The Board has determined that all of the directors of the Company, with the exception of Mr. Lütke, are independent. See disclosure under the "Director Independence" section in Section 2 of the Circular.

All of the Committees of the Board are composed entirely of independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. See disclosure under the "Director Independence" section in Section 2 of the Circular.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.
All director nominees, with the exception of Mr. Lütke, are independent. See disclosure under the "Director Independence" section in Section 2 of the Circular.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the "Election of Directors" section of this Circular.

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Requirement Under Form 58-101F1	Comments
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In camera non-executive sessions of the Board are held at the end of all Board and Committee meetings. See "Election of Directors" in Section 2 and "Director Independence" and "Meetings of Independent Directors" in Section 4 of this Circular.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See "Lead Independent Director" in Section 4 of this Circular. The Board has developed and approved a position description for the Lead Independent Director which can be found on the Company’s website at https://investors.shopify.com/governance.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
All directors have attended each Board meeting held since January 1, 2017, and each director has attended each Committee meeting of which he or she is a member since January 1, 2017, except Ms. Gail Goodman was unable to attend an Audit Committee meeting on February 13, 2017.

Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board’s Charter is attached to this Circular as Schedule B.

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Requirement Under Form 58-101F1	Comments
Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved a position description for the Board Chair and each Committee Chair, which position descriptions form part of the Board Charter and each respective Committee Charter, each of which can be found on the Company’s website at https://investors.shopify.com/governance.

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. See "Chief Executive Officer" in Section 4 of this Circular.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding:	See "Orientation and Continuing Education" in Section 4 of this Circular.
the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers and employees.
disclose how a person or company may obtain a copy of the code;	Shopify’s Code of Conduct can be found at https://investors.shopify.com/governance.

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Requirement Under Form 58-101F1	Comments
describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board receives quarterly reports from the General Counsel as to compliance with the Code of Conduct and is notified of any reported issues. The Chair of the Audit Committee is automatically notified if there are any reports made to Shopify’s anonymous whistleblowing hotline.

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

To the Company’s knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2017 and, accordingly, no material change reports related thereto have been required.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

See "Conflicts of Interest" in Section 4 of this Circular.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See "Code of Conduct", "Monitoring Compliance with the Code of Conduct" and "Complaint Reporting" in Section 4 of this Circular.
Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	See "Nominating and Corporate Governance Committee" and "Diversity" in Section 4 of this Circular.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is composed entirely of independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company’s website at https://investors.shopify.com/governance.

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Requirement Under Form 58-101F1	Comments
Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	See "Compensation of Executives" and "Compensation of Directors" in Section 3 of this Circular.
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors.
If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	The responsibilities, powers and operation of the Compensation Committee are set out in its charter, which is available on the Company’s website at https://investors.shopify.com/governance.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

See "Board, Committee and Director Assessment" in Section 4 of this Circular.

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Requirement Under Form 58-101F1	Comments
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits for directors on our board or other automatic mechanisms of Board renewal. See "Mechanisms of Board Renewal" in Section 4 of this Circular, for a discussion as to why we have not done so.

Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	We have not adopted a written policy relating to the identification and nomination of women directors. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
a short summary of its objectives and key provisions,
the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and
Whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Consideration of the Representation of Women in Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

See "Diversity" in Section 4 of this Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the Board.

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Requirement Under Form 58-101F1	Comments
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

See "Diversity" in Section 4 of this Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
For purposes of this Item, a "target" means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women on our Board. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women in executive officer positions. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
If the issuer has adopted a target referred to in either (b) or (c), disclose:
the target, and
the annual and cumulative progress of the issuer in achieving the target.
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Currently, there is one woman on our board, representing 16.67% of Shopify's six directors.

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Requirement Under Form 58-101F1	Comments
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have two executive officers who are women, representing 22.2% of Shopify's nine executive officers.

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SCHEDULE B
SHOPIFY INC.
BOARD CHARTER
This Board Charter ("Charter") has been adopted by the Board of Directors ("Board") of Shopify Inc. ("Company").
I. Purpose
The Board is responsible for supervising the management of the business and affairs of the Company. It is management’s duty to run the Company’s business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.
In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
II. Access to Information and Authority
The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.
III. Composition and Meetings
The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Governance Committee of the Board, in accordance with the Company’s articles and by-laws. The Board will be comprised of a majority of "independent" directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators.
The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.
The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.
The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.

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IV. Responsibilities and Duties of the Board
The responsibilities and duties of the Board shall include the following:
Chief Executive Officer and Officers

1.	Appointing the Chief Executive Officer ("CEO") and, together with the CEO, developing a written position description for the role of the CEO.

2.	Developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives.

3.	Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

4.	Succession planning for the CEO and other key personnel.

Financial Reporting

1.	Approving:

•	the annual financial statements and related Management’s Discussion and Analysis or MD&A, and their filing and disclosure; and

•	the Company’s annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure.

2.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the quality and integrity of the Company’s financial statements;

•	the external reporting of the Company’s financial and operating performance in compliance with all regulatory and statutory requirements; and

•	the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls

1.	Reviewing and monitoring, with the assistance of the Audit Committee:

•	the adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and

•	the quality and integrity of the Company’s external financial reporting processes.
Ethical and Legal Compliance and Risk Management

1.	Reviewing and approving the Company’s code of conduct ("Code of Conduct").

2.	Reviewing and monitoring:

•	compliance with the Code of Conduct and other ethical standards adopted by the Company;

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•
the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and

•	the Company’s enterprise risk management processes.
Other Responsibilities

1.	Reviewing and approving management’s strategic and business plans.

2.	Reviewing and approving the Company’s financial objectives, plans, and actions, including significant capital allocations and expenditures.

3.	Reviewing and approving material transactions not in the ordinary course of business.

4.
In consultation with management, oversee and review the Company’s procedures with respect to the Company’s public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

5.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.

6.	Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.

7.	Developing and overseeing a method for interested parties to communicate directly with the Board.

8.	Performing any other activities consistent with this Charter, the Company’s by-laws, and governing laws that the Board determines are necessary or appropriate.

V. Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:

•	chair meetings of the Board;

•	chair the annual meeting, and any special meetings, of the shareholders;

•	in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;

•
in consultation with the CEO, the CFO, the Corporate Secretary’s Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and

•	as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

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VI. Limitation on the Board’s Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.
Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.
VII. Review of Charter
The Nominating and Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.
* * * * *

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Appendix "A" - Amended and Restated Stock Option Plan

SHOPIFY INC.
AMENDED AND RESTATED STOCK OPTION PLAN

Effective as of: May 27, 2015
(Amended and Restated as of ●, 2018)

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SHOPIFY INC.
STOCK OPTION PLAN
The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1
INTERPRETATION
Section 1.1     Definitions
For the purposes of this Plan, the following terms shall have the following meanings:

(a)
“Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);

(b)
“Authorized Leave” means any leave of absence (paid or unpaid) approved in writing by the Corporation for a period of more than four (4) weeks that occurs while the Participant continues to be employed as an employee by the Corporation or retained as a Consultant by the Corporation and includes any parental leave, short term disability, or other bona fide paid or unpaid leave of absence or sabbatical period;

(c)
“Board” means the board of directors of the Corporation as constituted from time to time, or a committee thereof to which authority has been delegated by the board of directors with respect to any particular functions of the board of directors, as set forth herein;

(d)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;

(e)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)
any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s

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equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;

(ii)
there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(iii)
the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(iv)
the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)
individuals who, on the Effective Date, are members of the Board (the ”Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

(f)	“Code” has the meaning given to that term in Appendix 1;

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(g)	“Consultant” has the meaning ascribed to that term in National Instrument 45-106 of the Canadian Securities Administrators;

(h)	“Corporation” means Shopify Inc. and its respective successors and assigns;

(i)	“Date of Grant” means the date on which a particular Option is granted by the Board as evidenced by the Grant Agreement pursuant to which the particular Option was granted;

(j)	“Effective Date” has the meaning given to that term in Section 2.5;

(k)	“Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its direct or indirect subsidiaries;

(l)
“Exercise Notice” means an election to exercise Options granted to a Participant under this Plan, substantially in the form attached as Exhibit “B” to the Grant Agreement, as may be amended from time to time;

(m)	“Exercise Period” means the period from the Vesting Date to the close of business on the Expiry Date during which a particular Option may be exercised in the manner described in Section 4.1;

(n)	“Exercise Price” has the meaning given to that term in Section 3.2;

(o)
“Expire” means, with respect to an Option or Legacy Option, the termination of such Option or Legacy Option, on the occurrence of which such Option or Legacy Option is void, incapable of exercise, and of no value whatsoever; and Expires and Expired have a similar meaning;

(p)	“Expiry Date” means the date on which an Option Expires;

(q)
“Fair Market Value” means, on any particular day, the Market Price of a Share, but if the Shares are not listed and posted for trading on an applicable stock exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith;

(r)
“Grant Agreement” means an agreement between the Corporation and a Participant under which an Option is granted, substantially in the form attached hereto as Schedule “A”, as may be amended from time to time;

(s)	“Incapacity” has the meaning given to that term in Section 4.3(c);

(t)	“Incumbent Board” has the meaning given to that term in Section 1.1(e);

(u)	“Insider” means a "reporting insider" of the Corporation as defined in National Instrument 55-104 -Insider Reporting Requirements and Exemptions and includes associates and

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affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such "reporting insider";

(v)	“Legacy Option” means an option to purchase a newly issued Multiple Voting Share that is granted pursuant to the terms of the Legacy Option Plan;

(w)	“Legacy Option Plan” means the Corporation’s Fourth Amended and Restated Incentive Stock Option Plan, as may be amended from time to time;

(x)	“Long-Term Incentive Plan” means the Corporation’s long-term incentive plan, effective upon the Effective Date, as may be amended from time to time;

(y)
“Market Price” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes;

(z)	“Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;

(aa)	“Option” means an option to purchase a newly issued Share that is granted to an Eligible Person pursuant to the terms of this Plan;

(bb)     “Participant” means an Eligible Person to whom an Option has been granted;

(cc)    “Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof;

(dd)    “Plan” means this Stock Option Plan, as may be amended from time to time;

(ee)    “Share” means a Class A subordinate voting share in the capital of the Corporation;

(ff)    “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including without limitation a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;

(gg)     “Shareholders” means holders of Shares or Multiple Voting Shares;

(hh)    “Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on

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the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;

(ii)    “Surrender” has the meaning given to that term in Section 4.1(c);

(jj)    “Surrender Notice” has the meaning given to that term in Section 4.1(c);

(kk)    “Termination Date” has the meaning given to that term in Section 4.3(c);

(ll)    “TSX” means the Toronto Stock Exchange;

(mm)    “Vesting Date” means the date or dates determined in accordance with the terms of the
Grant Agreement entered into in respect of such Options (as described in Section 3.3), on and after which a particular Option, or any part thereof, may be exercised, subject to amendment or acceleration from time to time in accordance with the terms hereof or the terms of the Grant Agreement; and

(nn)    “Vesting Period” has the meaning given to that term in Section 3.3(b).

Section 1.2    Interpretation

(a)
Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(b)	In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.

(c)	Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.

(d)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.

(e)	The words “including” and “includes” mean “including (or includes) without limitation”.

ARTICLE 2
GENERAL PROVISIONS
Section 2.1    Administration

(a)	The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.

(b)
Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, of such grants; (iii) to interpret

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this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation, its subsidiaries, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(c)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee thereof. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.

(d)
No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.

(e)
The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction, including without limitation Sections 422 and 409A of the Code (with respect to Participants who are subject to taxation in the United States).

(f)
The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.

Section 2.2    Shares Reserved

(a)	Subject to Section 2.2(c), the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b)
The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan as of the Effective Date is equal to • [Number to be inserted on May 30, 2018 - it will be the exact number of shares that remain available under reserve for grant on that date.]. The number of Shares available for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the maximum number of Shares reserved for issuance under this Plan and the Long-Term Incentive Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence. If an Option Expires, is forfeited, or is cancelled for any reason, the Shares subject

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to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. If a Legacy Option Expires, is forfeited, or is cancelled for any reason, then a number of Shares equal to the number of Multiple Voting Shares subject to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. In addition, to the extent that any Shares become re-available for grants pursuant to the terms of the Long-Term Incentive Plan, such Shares shall automatically become available to be made the subject of grants under this Plan.

(c)
If there is a change in the outstanding Shares by reason of any stock dividend or split, or in connection with a reclassification, reorganization or other change of Shares, consolidation, distribution (other than an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), merger or amalgamation or similar corporate transaction, the Board shall make, subject to any required approval of the Stock Exchange, the appropriate substitution or adjustment in order to maintain the Participants’ economic rights in respect of their Options in connection with such change, including without limitation:

(i)
adjustments to the Exercise Price without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option,

(ii)	adjustments to the number of Shares to which a Participant is entitled upon exercise of an Option,

(iii)	adjustments permitting the immediate exercise of any outstanding Options that are not otherwise exercisable, or

(iv)
adjustments to the number or kind of Shares or other securities reserved for issuance pursuant to the Plan and to the number or kind of Shares or other securities or other property issuable upon the exercise of Options.

Section 2.3    Amendment and Termination

(a)
The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Option granted under the Plan and any Grant Agreement relating thereto, provided that such suspension, termination, amendment, or revision shall:

(i)	not adversely alter or impair any Option previously granted except as permitted by the terms of this Plan;

(ii)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

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(iii)	be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.

(b)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Options will continue in effect as long as any such Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(c)
Subject to Section 2.3(a), the Board may from time to time, in its discretion and without the approval of Shareholders, make changes to the Plan or any Option that do not require the approval of Shareholders under Section 2.3(d), which may include but are not limited to:

(i)
any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(ii)	a change to the vesting provisions of the Plan or any Option;

(iii)	a change to the provisions governing assignability and the effect of termination of a Participant’s employment, contract or office;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(v)	a change to advance the date on which any Option may be exercised under the Plan;

(vi)	a change to the definition of Eligible Persons;

(vii)	the addition of a deferred or performance share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and

(viii)
an amendment of the Plan or an Option as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, the Plan, the Participants or the Shareholders.

(d)	Shareholder approval is required for the following amendments to the Plan:

(i)
any increase in the maximum number of Shares that may be issuable from treasury pursuant to Options granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.2(c);

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(ii)
any reduction in the Exercise Price of an Option after the Option has been granted or any cancellation of such Option and the substitution of that Option with a new Option with a reduced Exercise Price, except in the case of an adjustment pursuant to Section 2.2(c);

(iii)	any extension of the maximum Expiry Date of an Option, except in case of an extension due to a black-out period;

(iv)	any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.14; and

(v)	any amendment to Section 2.3(c) and Section 2.3(d).

Section 2.4    Compliance with Legislation

(a)
The Plan (including any amendments thereto), the terms of the grant of any Option under the Plan, the grant and exercise of any Option, and the Corporation’s obligation to sell and deliver Shares upon the exercise of any Option, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.

(b)
No Option shall be granted, and no Shares shall be issued or sold hereunder, where such grant, issue, or sale would require registration of the Plan or of Shares under the securities laws of any foreign jurisdiction (other than the United States), and any purported grant of any Option or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(c)
The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

(d)
If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

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Section 2.5    Effective Date
The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:

(a)	the Stock Exchange; and

(b)
the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares and Multiple Voting Shares entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.

Section 2.6    Tax Withholdings and Deductions
Notwithstanding any other provision contained herein, the exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes. In addition, the Corporation or the relevant subsidiary, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or the relevant subsidiary is in compliance with the all applicable withholding taxes or other source deductions relating to the exercise of such Options.
Section 2.7    Non-Transferability
Except as set forth herein, Options are not transferable. Options may be exercised only by:

(i)	the Participant to whom the Options were granted; or

(ii)
with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(iii)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(iv)	upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;

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provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option. A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.
Section 2.8    Participation in this Plan

(a)
No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Option granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, retention or termination of any such person.

(b)
No Participant has any rights or privileges as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the allotment and issuance to the Participant of certificates representing such Shares or the entry of such Participant’s name on the share register of the Corporation as the holder of Shares, and that person becomes the holder of record of those Shares. The Participant or the Participant’s legal representative shall not, by reason of the grant of any Option, be considered to be a shareholder of the Corporation until an Option has been duly exercised and shares have been issued in respect thereof.

(c)
The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option or transactions in the Shares. With respect to any fluctuations in the market price of Shares, neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Options will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant and they are advised to consult with their own tax advisors.

(d)
Participation in the Plan or the grant of Options on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Options on the same basis, or at all, in any future year.

(e)	The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.

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(f)	No Eligible Person has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(i)	the circumstances described in Section 2.8(c) above;

(ii)	any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment);

(iii)	any exercise of a discretion or decision taken in relation to Options or to the Plan, or any failure to exercise a discretion or take a decision; or

(iv)	the operation, suspension, termination or amendment of the Plan.

Section 2.9    Notice
Each notice relating to the Option, including the exercise thereof, must be in writing. All notices to the Corporation must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.
Section 2.10    Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.11    Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the exercise of all Options granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.
Section 2.12     No Fractional Shares
No fractional Shares shall be issued upon the exercise of any Option granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

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Section 2.13    Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.14    Limits with Respect to Insiders

(a)
The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(b)
The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)
Any Option granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.14(a) and Section 2.14(b) above.

ARTICLE 3
OPTIONS
Section 3.1    Grant

(a)
Subject to the provisions of this Plan, the Board may grant Options to any Eligible Person upon the terms, conditions and limitations set forth herein or such other terms, conditions and limitations as the Board may determine and set forth in the Grant Agreement; provided that no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange is granted until the time that such grant has been approved by the Shareholders.

(b)	An Option shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

(c)
The grant of an Option to, or the exercise of an Option by, a Participant under the Plan shall neither entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Options.

Section 3.2    Exercise Price
An Option may be exercised at a price that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Fair Market Value of the Shares on the Date of Grant (the “Exercise Price”). The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 2.2(c) hereof.

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Section 3.3    Vesting

(a)
All Options granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Options. The Board has the right to accelerate the date upon which any Option becomes exercisable notwithstanding the vesting schedule set forth for such Option, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

(b)
Notwithstanding any other provision of the Plan, unless otherwise approved by the Board or required by applicable employment standards legislation, the vesting of any Options granted hereunder shall be suspended and postponed with effect from the first day of the Vesting Period in which an Authorized Leave falls and, upon a Participant’s return from such Authorized Leave, the vesting of such Options shall recommence on the first day of the Vesting Period that immediately follows the return to work date and shall be extended by such period of time equivalent to the number of vesting periods for which vesting was suspended. Notwithstanding the foregoing, upon a Participant’s return from an Authorized Leave that was a statutory leave or as a result of a disability, the rate of vesting of such Participant’s Options shall be accelerated to twice the rate provided for in the Participant’s Grant Agreement, provided that the acceleration of vesting shall cease when and if the Participant holds vested Options in accordance with the original schedule of vesting dates provided for in the Participant’s Grant Agreement. For certainty, such acceleration may not be sufficient to return to the original schedule of vesting dates provided for in the Participant’s Grant Agreement, and nothing contained herein shall limit the effect of Section 4.3 of the Plan upon the termination of any Participant’s employment. For the purpose of this Section 3.3(b), “Vesting Period” means the period between vesting dates pursuant to a Participant’s Grant Agreement.

ARTICLE 4
EXERCISE & EXPIRY

Section 4.1     Conditions of Exercise

(a)
Vested Options may only be exercised during the Exercise Period by the Participant or upon the Participant’s death or Incapacity, his or her legal representative (provided that such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise such vested Options). Subject to the restrictions set out in this Plan and to any alternative exercise procedure which may be established from time to time by the Board, Options to acquire Shares may be exercised by delivering to the Corporation an Exercise Notice, together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and, if required by Section 2.6, the amount necessary to satisfy any source deductions or withholding taxes.

(b)
Pursuant to the Exercise Notice, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being

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exercised by that Participant under an Exercise Notice. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice. The Participant shall also comply with Section 2.6 of this Plan with regards to any applicable withholding tax, and shall comply with all such other procedures and policies as the Corporation may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise.”

(c)
In addition, in lieu of exercising any vested Option in the manner described in this Section 4, and pursuant to the terms of this Section 4, a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Secretary of the Corporation, substantially in the form of Exhibit “C” to the Grant Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, after deduction of any income tax and other amounts required by law to be withheld pursuant to Section 2.6:

X = Y * (A-B) / A
Where:
X = the number of Shares to be issued to the Participant
Y = the number of Shares underlying the Options to be Surrendered
A = the Fair Market Value of the Shares as at the date of the Surrender
B = the Exercise Price of such Options

(d)
Where Shares are to be issued to the Participant pursuant to the terms of this Section 4.1, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 4.1(a), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.

Section 4.2    Exercise Period

(a)	The Exercise Period shall be determined by the Board in its sole and absolute discretion at the time the Option is granted, and unless otherwise provided in the Participant’s Grant Agreement:

(i)	each Option shall Expire ten (10) years after the Date of Grant;

(ii)	the Exercise Period shall be automatically reduced or the Expiry Date postponed in accordance with this Article 4 upon the occurrence of any of the events referred to therein; and

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(iii)	no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange shall be exercisable until the time that such Option has been approved by the Shareholders.

(b)
Notwithstanding any other provision of the Plan, if the Expiry Date of an Option falls on a date upon which such Participant is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed; provided, however, that notwithstanding the foregoing, the Expiry Date of an Option shall in no case extend beyond the tenth (10th) anniversary of the date on which it is granted.

Section 4.3    Termination Date

(a)	Subject to Section 4.2, unless otherwise provided in the Participant’s Grant Agreement, employment agreement or consulting agreement:

(i)
if, at any time, a Participant ceases to be an employee of the Corporation or a subsidiary as a result of the Participant’s retirement with the concurrence of the Board, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options;

(ii)
if, at any time, a Participant ceases to be an employee of the Corporation or a subsidiary as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) one year following the date of death or the date on which the Board determines that the Incapacity will prevent the employee from fulfilling his or her duties with the Corporation, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire;

(iii)
if, at any time, a Participant ceases to be an employee of the Corporation or a subsidiary as a result of the Participant’s termination for cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options;

(iv)
if, at any time, a Participant ceases to be an employee of the Corporation or a subsidiary as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by

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such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options;

(v)
if, at any time, a Participant ceases to be an employee of the Corporation or a subsidiary as a result of the Participant’s dismissal without cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire (for certainty, without regard to any period of reasonable notice that the Corporation or a subsidiary, as the case may be, may be required at law to provide to the Participant) and such Participant shall no longer be eligible for a grant of Options;

(vi)
where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) non-renewal or expiration of the Participant’s consulting agreement in accordance with its terms; (ii) termination by the Corporation or an Affiliate for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (iii) voluntary termination by the Participant, then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date; and (B) the date on which the particular Options expire in accordance with their terms. Any Options held by the Participant that are not exercisable at the Termination Date immediately expire and are cancelled on such date;

(vii)
where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of the death or Incapacity of the Participant, then any Options held by the Participant that are exercisable at the date of the death or Incapacity of the Participant continue to be exercisable by the Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (A) the date that is one year from the date of the death or Incapacity of the Participant; and (B) the date on which the particular Options expire in accordance with their terms. Any Options held by the Participant that are not exercisable at the date of the death or Incapacity of the Participant immediately expire and are cancelled on such date;

(viii)
where, in the case of a Consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an Affiliate for material breach of the consulting agreement or arrangement (whether or not such termination is effected

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in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Options held by the Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion;

(ix)
if, at any time, a Participant ceases to be a director, officer or member of an advisory board of the Corporation or a subsidiary (and is not or does not continue as an employee or Consultant of the Corporation or a subsidiary) for a reason other than the death or Incapacity of the Participant, the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever;

(x)
if, at any time, a Participant ceases to be a director, officer or member of an advisory board of the Corporation or a subsidiary (and is not or does not continue as an employee of the Corporation or a subsidiary) as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) the date that is one year from the date of the death or Incapacity of the Participant; and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever; and,

(xi)
for greater certainty, in the event a Participant changes his or her status with the Corporation (or any of its direct or indirect subsidiaries) but who, despite such change, remains an Eligible Person, any unvested Options granted to such Participant shall not expire but shall continue vesting in accordance with their terms, and Sections 4.3(a)(i) through (x) will, as applicable, apply to such Participant according to the status such Participant held when the Participant ceased to be an Eligible Person.

(b)
Notwithstanding any other provisions of this Section 4.3, the Board may extend the expiration date of vested and unvested Options of a Participant who ceases to be an employee, Consultant, officer or director of the Corporation or a subsidiary beyond the expiry dates set out above, provided that such extended dates are not later than the initial assigned maximum expiry date of any such Option.

(c)	For purposes of the foregoing:

“Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board for purposes of this Plan; and

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“Termination Date” means:

(i)
in the case of a Participant whose employment or term of office with the Corporation or a subsidiary terminates in the circumstances set out in Section 4.3(a)(i), (iii), (iv) or as a result of the Participant’s death as per Section 4.3(a)(ii), the date that is designated by the Corporation or a subsidiary, as the case may be, as the last day of the Participant’s employment or term of office with the Corporation or a subsidiary, as the case may be, provided such date shall not be sooner than the last day of actual employment of the Participant. In the case of a Participant whose employment with the Corporation or a subsidiary terminates in the circumstances set out in Section 4.3(a)(v) or as a result of the Participant’s Incapacity as per Section 4.3(a)(ii), the “Termination Date” shall mean the last day of the minimum statutory notice period pursuant to applicable employment standards legislation, and for certainty, if such legislation does not apply to a Participant, it will be the last day of actual employment; and

(ii)
in the case of a Participant who is a Consultant and whose consulting agreement or arrangement with the Corporation or a subsidiary, as the case may be, terminates in the circumstances set out in Section 4.3, the date that is designated by the Corporation or a subsidiary, as the case may be, as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant, such date shall not be earlier than the date notice of voluntary termination was received by the Corporation, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or a subsidiary, as the case may be, may be required to provide to the Participant under the terms of the consulting agreement or arrangement, would expire.

Section 4.4    Change of Control

(a)
Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

(b)
Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to the Option holders, together with a description of the effect of such Change of Control on outstanding Options, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.

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(c)
The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Options to provide that, notwithstanding the vesting provisions of such Options or any Grant Agreement, such designated outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control provided that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section 4.4(c) beyond the expiry date of the Options. If the Board elects to accelerate the vesting and/or the expiry date of the Options, then if any of such Options are not exercised within seven (7) days after the Option holders are given the notice contemplated in Section 4.4(b) (or such later expiry date as the Board may prescribe), such unexercised Options shall, unless the Board otherwise determines, terminate and expire following the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting and the expiry date of the Options shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.

(d)
To the extent that the Change of Control would also result in a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Corporation and the Board does not accelerate the vesting and/or the expiry date of Options pursuant to Section 4.4(c), the Corporation shall make adequate provisions to ensure that, upon completion of the proposed Change of Control, the number and kind of shares subject to outstanding Options and/or the Exercise Price per share of Options shall be appropriately adjusted (including by substituting the Options for options to acquire securities in any successor entity to the Corporation) in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Option holders. The Board may make changes to the terms of the Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which any securities of the Corporation may be listed, provided that the value of previously granted Options and the rights of Option holders are not materially adversely affected by any such changes.

(e)
Notwithstanding anything else to the contrary herein, in the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Options (including, for greater certainty, to cause the vesting of all unvested Options) to assist the Participants to tender into a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to permit Participants to conditionally exercise their Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 4.4(e) is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 4.4(e) or the definition of “Change of Control”: (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised, (ii) Shares which were

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issued pursuant to exercise of options which vested pursuant to this Section 4.4 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 4.4 shall be reinstated.

ARTICLE 5
BOARD APPROVAL
Section 5.1    Adoption

This Plan was initially adopted by the Board on May 5, 2015 and amended and restated by the Board on April 18, 2018.

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APPENDIX 1
US RESIDENT EMPLOYEES
The terms of the Plan are hereby modified with respect to those Participants who are U.S. Participants:

SPECIAL APPENDIX
to the
Shopify Inc.
Stock Option Plan

Special Provisions Applicable to Participants Subject to
the United States Internal Revenue Code

This Appendix sets forth special provisions of the Shopify Inc. Stock Option Plan (the “Plan”) that apply to U.S. Participants. All Options issued under the Plan to U.S. Participants are intended to comply with or be exempt from Section 409A of the Code, or any successor thereto, and all provisions hereunder shall be read, interpreted, and applied with that purpose in mind. Terms used herein that are defined in the Plan shall have the meanings set forth in the Plan, as amended from time to time.

1.	Interpretation

(a)	For the purposes of this Appendix, the following terms have the following meanings:

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(ii)
“Incentive Stock Option” means any Option granted under the Plan which is designated in the Grant Agreement (at the time it is granted) as an incentive stock option within the meaning of Section 422 of the Code or any successor thereto and satisfies the requirements of such section;

(iii)	“Non-Qualified Option” means any Option granted under the Plan to a U.S. Participant which is not an Incentive Stock Option;

(iv)
“Ten Percent Shareholder” means a U.S. Participant who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any subsidiary of the Corporation, as applicable (determined in accordance with Section 422 of the Code);

(v)	“Separation From Service” shall have the meaning as set forth in United States Treasury Regulation Section 1.409A-1(h) (after giving effect to the presumptions contained therein);
and

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(vi)	“U.S. Participant” shall have the meaning set forth in Section 2(a), below.

(b)
The Plan and this Appendix are complementary to each other and shall, with respect to Options granted to U.S. Participants, be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail with respect to Options granted to U.S. Participants. Options may be granted under this Appendix either as Incentive Stock Options or as Non-Qualified Options, subject to any applicable restrictions or limitations as provided under applicable law.

2.	Application

(a)
The following special rules and limitations are applicable to Options issued under the Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”) at the time of grant.

(b)	Incentive Stock Options may be granted with respect to a maximum of 2,500,000 Shares.

(c)
To the extent that the aggregate fair market value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the U.S. Participant under all Share Compensation Arrangements of the Corporation and/or its Affiliates (if applicable) exceeds US$100,000 during any calendar year, the Options or portions thereof that exceed such limit (according to the order in which they are granted) shall be treated as Non-Qualified Options in accordance with Section 422(d) of the Code or any successor thereto, notwithstanding any contrary provision of the Plan and/or Grant Agreement.

(d)
No U.S. Participant shall be permitted to defer the recognition of income beyond the exercise date of a Non-Qualified Option or beyond the date that the Shares received upon the exercise of an Incentive Stock Option are sold.

(e)
Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Affiliate of the Corporation shall have any obligation to pay, indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

(f)
The Corporation and its Affiliates, if applicable, shall withhold taxes according to the requirements of applicable laws, rules, and regulations, including the withholding of taxes at source to satisfy any applicable federal, provincial, state, or local tax withholding obligation and employment taxes.

(g)
Each recipient of an Option hereunder who is or who becomes a U.S. Participant is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt and/or exercise of an Option hereunder.

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(h)
Without derogating from the powers and authorities of the Board detailed in the Plan, and unless specifically required under applicable law, the Board shall also have the sole and full discretion and authority to administer the provisions of this Appendix and all actions related thereto including, in addition to any powers and authorities specified in the Plan, the performance, from time to time and at any time, of either or both of the following:

(i)	deciding whether to issue Options as Incentive Stock Options or as Non-Qualified Options; and

(ii)
adopting standard forms of Grant Agreements to be applied with respect to U.S. Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Appendix, and amending or modifying the terms of such standard forms from time to time.

3.	Exercise Price
The Exercise Price of each Option granted under the Plan to a U.S. Participant shall not be less than the Fair Market Value of a Share on the date such Option is granted. Notwithstanding any other provision of the Plan, in determining the Fair Market Value of a Share under the Plan in connection with the grant of an Option to a U.S. Participant, the Board will make the determination of Fair Market Value in good faith consistent with the rules of Sections 422 and 409A of the Code and the rules of the TSX, to the extent applicable.

4.	Expiry of Option/Trading Blackouts
Notwithstanding any other provision of the Plan and any provisions of the Grant Agreement to the contrary, Options granted to U.S. Participants may not be exercised under any circumstance following the ten (10) year anniversary of the date of grant.

5.	Disqualifying Disposition
Without limiting the generality of the foregoing, if a U.S. Participant sells or otherwise disposes of any of the Shares acquired pursuant to an Incentive Stock Option on or before the later of (x) the date two years after the date the Option is granted, or (y) the date one year after the transfer of such Shares to the U.S. Participant upon exercise of the Incentive Stock Option, the U.S. Participant shall notify the Corporation in writing within 30 days after the date of any such disposition (“Disqualifying Disposition”) and shall remit to the Corporation or its Affiliate, as applicable, the amount of any applicable federal, state, provincial and local withholding and employment taxes which the Corporation is required to collect (if any).

6.	Adjustments to Options
In the event of a corporate transaction requiring the adjustment of an Option held by a U.S. Participant, the number of Shares deliverable on the exercise of an Option held by a U.S. Participant and the Exercise Price of an Option held by a U.S. Participant shall be adjusted in a manner intended to keep the Options exempt from Section 409A, and to comply with Section 422, if applicable in the case of an Incentive Stock Option.

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7.	Amendment of Appendix
The Board shall retain the power and authority to amend or modify this Appendix and any Option issued hereunder to the extent the Board in its sole discretion deems necessary or advisable to comply with law or regulation, including to comply with any guidance issued under Sections 409A and 422. Such amendments may be made without the approval of any U.S. Participant.

8.	Ten Percent Shareholders

(a)
If any U.S. Participant to whom an Incentive Stock Option is to be granted under this Plan is, at the time of the grant of such Option, a Ten Percent Shareholder, then the following special provisions shall apply:

(i)
the per share price at which Shares may be purchased upon the exercise of an Incentive Stock Option shall be no less 110% of the fair market value of a Share at such time as the Option is granted (as determined under the applicable provisions of the Code), and

(ii)	the maximum term of the Option shall not exceed five (5) years from the date the Option is granted.

(b)
Subject to the provisions of this Section 8 regarding Ten Percent Shareholders, no Incentive Stock Option may be granted hereunder to a U.S. Participant following the expiry of ten (10) years after the date on which this Plan is adopted by the Board.

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SCHEDULE “A”
SHOPIFY INC.
STOCK OPTION GRANT AGREEMENT
This agreement (the “Grant Agreement”) evidences the Options granted by Shopify Inc. (the ”Corporation”) to the undersigned (the “Participant”), pursuant to and subject to the terms of the Shopify Inc. Stock Option Plan (the “Plan”), which is incorporated herein by reference. The Schedules attached to this Stock Option Grant Agreement shall form an integral part of this Stock Option Grant Agreement.
The Corporation hereby grants to the Participant on the Date of Grant such number of Options as set forth in the attached Schedule “A”, as may be amended from time to time, with each Option representing the right to purchase, on the terms provided herein and in the Plan (including, without limitations, the applicable exercise provisions), a Share with an Exercise Price per Share as set forth in the attached Schedule “A”, as may be amended from time to time, in each case subject to adjustment in accordance with the provisions of the Plan.
ARTICLE 1
INTERPRETATION

(a)	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

(b)	Words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.

(c)	Unless otherwise specified herein, all references to money amounts are to United States currency.

(d)	The words “including” and “includes” mean “including (or includes) without limitation”

ARTICLE 2
VESTING

Section 2.1    Options
Unless earlier terminated, relinquished or expired, Options granted pursuant to this Grant Agreement shall vest in accordance with the provisions set forth in the attached Schedule “A”, as may be amended from time to time.
ARTICLE 3
GENERAL PROVISIONS

Section 3.1    Participation in the Plan
No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan),

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and the granting of any Option is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Grant Agreement or the Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment or termination of any such person. Upon any such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options. Complete details of such restrictions are set out in the Plan, and in particular in Article 4 thereof (except to the extent that such provisions are varied in accordance with Schedule A hereto). The Participant hereby agrees that any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant.
Section 3.2    Binding Agreement
The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Grant Agreement) and this Grant Agreement. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.
Section 3.3    Governing Law
This Grant Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
[The remainder of this page is intentionally left blank]

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By acceptance of these Options, the undersigned acknowledges receipt of the Plan text and agrees hereby to be subject and bound to the terms of the Plan. The undersigned further acknowledges and agrees that the Participant’s abovementioned participation is voluntary and has not been induced by expectation of engagement, appointment, employment, continued engagement or continued employment, as the case may be.

Accepted and agreed to this ____ day of ___________, ______.

Corporation:	SHOPIFY INC.
By:___________________________
Name:
Title:

Participant:	__________________________________
Signature of Option Holder

__________________________________
Name of Option Holder (Please Print)
Address:
__________________________________
__________________________________
__________________________________
__________________________________

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EXHIBIT “A”
OPTION GRANT

Participant:	[•]
Number of Options	[•]
Exercise Price:	[•]
Date of Grant:	[•]
Vesting Schedule	[•]
Expiry Date[1]	[•]
Type of Option[2]	[Incentive Stock Option/Non-Qualified Option]

_______________________________

1 Include here any provisions with respect to the expiry of vested/unvested options that would depart from Section 4.3 of the Plan (i.e., the impact of certain events on the vesting/exercise period, including termination for cause, voluntary resignation, termination other than for cause, termination upon a change of control, and retirement, death or disability).
2 Add for U.S. Participants.

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EXHIBIT “B”
ELECTION TO EXERCISE STOCK OPTIONS
TO:    SHOPIFY INC. (the “Corporation”) or an Agent of the Corporation
I, _____________________, wish to exercise the following Employee Stock Options (or any part thereof) as outlined in the table below. The price of these options was set at the indicated grant price(s) also denoted in the table and exercised according to my Stock Option Agreement(s).

Grant Name	Award Type	Grant Price	Grant Date	Units
_________	_______________	___________	___________	_____

By completion of this request, if my options are for Class B shares, I hereby authorize the conversion of the Class B shares to be sold into Class A shares of Shopify Inc.
Upon the sale of the _____ Class A shares (or Class B shares) (or any part thereof), I direct payment be made to Shopify Inc.. The aggregate amount that will be paid to Shopify Inc. will be $________ USD (or CAD) (_____ Class A shares x the grant price(s)).

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

Signature of Option Holder

Name of Option Holder (Please Print)

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EXHIBIT “C”
SURRENDER NOTICE

TO:    SHOPIFY INC. (the “Corporation”)
The undersigned option holder hereby elects to surrender ________________ Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ______________________, 20___ under the Shopify Inc. Stock Option Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 4.1(c) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
Please issue a certificate or certificates representing the Shares in the name of _______________________________________________________.

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ____ day of __________________, ______.

Signature of Option Holder

Name of Option Holder (Please Print)

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Appendix "B" - Resolution to Approve Amended and Restated Stock Option Plan

ORDINARY RESOLUTIONS OF THE SHAREHOLDERS OF SHOPIFY INC. (the "Company")

TO APPROVE THE AMENDED AND RESTATED STOCK OPTION PLAN

BE IT RESOLVED BY ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.
the Amended and Restated Stock Option Plan (the "Stock Option Plan") of the Company attached at Appendix "A" to the Company's management information circular dated April 18, 2018, be and the same is hereby confirmed and approved with such amendments to be effective as of the date hereof;

2.	all unallocated options under the Stock Option Plan are hereby authorized and approved;

3.
future shareholder approval of the unallocated options under the Stock Option Plan will be required on or before May 30, 2021, being the date that is three (3) years from the date of approval of this resolution; and,

4.
any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of any such action.

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Appendix "C" - Amended and Restated Long Term Incentive Plan

AMENDED AND RESTATED LONG TERM INCENTIVE PLAN

Effective as of May 27, 2015
(Amended and Restated as of ●, 2018)

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SHOPIFY INC.
LONG TERM INCENTIVE PLAN

The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1
INTERPRETATION

Section1.1    Definitions
For the purposes of this Plan, the following terms shall have the following meanings:

(a)
“Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);

(b)
“Annual Board Retainer” means the annual retainer paid by the Corporation to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;

(c)	“Applicable Withholding Taxes” has the meaning given to that term in Section 2.6(1);

(d)
“Authorized Leave” means any leave of absence (paid or unpaid) approved in writing by the Corporation for a period of more than four (4) weeks that occurs while an RSU Participant continues to be employed as an employee by the Corporation or retained as a Consultant by the Corporation and includes any parental leave, short term disability, or other bona fide paid or unpaid leave of absence or sabbatical period;

(e)	“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded;

(f)
“Board” means the board of directors of the Corporation as constituted from time to time, or a committee thereof to which authority has been delegated by the board of directors with respect to any particular functions of the board of directors, as set forth herein;

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(g)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;

(h)
“Cash Equivalent” means the amount of money expressed in U.S. dollars equal to the Market Value multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the PSU Settlement Date, RSU Settlement Date or DSU Termination Date, as applicable;

(i)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)
any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;

(ii)
there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(iii)
the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their

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beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(iv)
the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)
individuals who, on the Effective Date, are members of the Board (the ”Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

(j)	“Consultant” has the meaning ascribed to that term in National Instrument 45-106 of the Canadian Securities Administrators;

(k)	“Corporation” means Shopify Inc. and its respective successors and assigns;

(l)	“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Unit was granted;

(m)	“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(n)
“DSU Participant” means a director of the Corporation (who for greater certainty may also be an employee, if applicable) who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;

(o)
“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, no later than December 31 of the Fiscal Year following the Fiscal Year in which the DSU Termination Date occurred;

(p)	“DSU Settlement Notice” means a notice, in the form contained in Schedule “F” attached hereto, electing the desired form of settlement of Deferred Share Units;

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(q)
“DSU Termination Date” of a DSU Participant means, the day that the DSU Participant ceases to be a director and, if applicable, an employee of the Corporation for any reason including, without limiting the generality of the foregoing, as a result of retirement, death, voluntary or involuntary termination without cause, or Incapacity;

(r)	“Effective Date” has the meaning ascribed thereto in Section 2.5;

(s)	“Elected Amount” has the meaning ascribed thereto in Section 5.3(1);

(t)	“Election Notice” has the meaning ascribed thereto in Section 5.3(1);

(u)
“Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

(v)
“Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;

(w)	“Fiscal Year” means the fiscal year of the Corporation, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;

(x)
“Grant Agreement” means an agreement between the Corporation and a Participant under which a Unit is granted, substantially in the form attached hereto as Schedule “A” in reference to RSUs, Schedule “D” in reference to DSUs, and Schedule “G” in reference to PSUs, as each may be amended from time to time;

(y)	“Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board for purposes of this Plan;

(z)	“Incumbent Board” has the meaning given to that term in Section 1.1(i)(v);

(aa)
"Insider" means a "reporting insider" of the Company as defined in National Instrument 55-104 -Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such "reporting insider";

(bb)     “ITA” means the Income Tax Act (Canada), and the regulations thereunder;

(cc)    “Legacy Option Plan” means the Corporation’s Fourth Amended and Restated
Incentive Stock Option Plan, as may be amended from time to time;

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(dd)
“Market Value” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;

(ee)    “Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;

(ff)    “Participant” means an RSU Participant, or a DSU Participant, or a PSU Participant,
as applicable;

(gg)     “Performance Criteria” shall mean criteria, if any, established by the Board which, without limitation, may include criteria based on the financial performance of the Corporation and/or an Affiliate;

(hh)    “Performance Share Unit” or “PSU” means a unit granted or credited to a PSU
Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a PSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(ii)    “Plan” means this Long Term Incentive Plan, as amended from time to time;

(jj)    “PSU Participant” means an Eligible Person who has been designated by the
Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Performance Share Unit has been granted or will be granted thereunder;

(kk)    “PSU Settlement Date” has the meaning given to that term in Section 7.1(1);

(ll)    “PSU Settlement Notice” means a notice, in the form contained in Schedule “H”
attached hereto electing the desired form of settlement of vested Performance Share Units;

(mm)    “PSU Termination Date” means the date on which a PSU Participant ceases to be
an Eligible Person as a result of a termination of employment or retention with the     Corporation or an Affiliate for any reason, including death, retirement, or resignation with or without cause. For the purposes of the Plan, a PSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the PSU Participant’s actual and active employment or retention with the Corporation or Affiliate, whether such day is selected by agreement with the individual, or unilaterally by the PSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the PSU Participant. For the avoidance of doubt, and except as required by applicable

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employment standards legislation, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment or retention that follows or is in respect of a period after the PSU Participant’s last day of actual and active employment or retention shall be considered as extending the PSU Participant’s period of employment or retention for the purposes of determining his or her entitlement under the Plan;

(nn)    “PSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Performance Share Units (as described in Section 6.4), on and after which a particular Performance Share Unit will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(oo)     “Restricted Share Unit” or “RSU” means a unit granted or credited to an RSU
Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles an RSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(pp)    “RSU Participant” means an Eligible Person who has been designated by the
Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;

(qq)    “RSU Settlement Date” has the meaning ascribed thereto in Section 4.1(1);

(rr)    “RSU Settlement Notice” has the meaning ascribed thereto in Section 4.1(1)(b);

(ss)    “RSU Termination Date” means the date on which an RSU Participant ceases to be an Eligible Person as a result of a termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, or resignation with or without cause. For the purposes of the Plan, an RSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the RSU Participant’s actual and active employment or retention with the Corporation or Affiliate, whether such day is selected by agreement with the individual, or unilaterally by the RSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the RSU Participant. For the avoidance of doubt, and except as required by applicable employment standards legislation, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment or retention that follows or is in respect of a period after the RSU Participant’s last day of actual and active employment or retention shall be considered as extending the RSU Participant’s period of employment or retention for the purposes of determining his or her entitlement under the Plan;

(tt)    “RSU Vesting Date” means the date or dates determined in accordance with the

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terms of the Grant Agreement entered into in respect of such Restricted Share Units (as described in Section 3.4), on and after which a particular Restricted Share Unit will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(uu)    “Share” means a Class A subordinate voting share in the capital of the Corporation;

(vv)    “Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including without limitation a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;

(ww)    “Shareholders” means holders of Shares or Multiple Voting Shares;

(xx)    “Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;

(yy)    “Stock Option Plan” means the Corporation’s Stock Option Plan, as may be amended from time to time;

(zz)    “Termination Notice” has the meaning ascribed thereto in Section 5.4(1);

(aaa)    “TSX” means the Toronto Stock Exchange;

(bbb)    “Units” means DSUs, PSUs and RSUs, as applicable; and

(ccc)    “Vesting Period” has the meaning ascribed thereto in Section 3.5.

Section 1.2    Interpretation

(1)
Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(2)	In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.

(3)	Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.

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(4)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.

(5)	The words “including” and “includes” mean “including (or includes) without limitation”.

ARTICLE 2
GENERAL PROVISIONS

Section 2.1    Administration.

(1)	The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.

(2)
Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to grant Performance Share Units to PSU Participants; (iv) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria and conditions (including any Performance Criteria), if any, of such grants; (v) to interpret this Plan and all agreements entered into hereunder; (vi) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (vii) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation, its subsidiaries, and all RSU Participants, DSU Participants, PSU Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(3)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee thereof. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.

(4)
No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.

(5)
The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.

(6)
The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.

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Section 2.2    Grant of Units and Shares Reserved

(1)
Subject to the provisions of this Plan, the Board may grant Units to Participants upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that:

(a)
The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Stock Option Plan as of the Effective Date is equal to • [Number to be inserted on May 30, 2018 - it will be the exact number of shares that remain available under reserve for grant on that date.]. The number of Shares available for issuance, in the aggregate, under this Plan and the Stock Option Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the maximum number of Shares reserved for issuance under this Plan and the Stock Option Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence; and

(b)
The number of Shares subject to any grants of Units (or portions thereof) that (i) Expire or are forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Units or (ii) are settled in cash in lieu of settlement in Shares shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, if an option under the Stock Option Plan or the Legacy Option Plan expires, is forfeited, or is cancelled for any reason, the Shares subject to that option or the number of Shares equal to the number of Multiple Voting Shares subject to that legacy option, as applicable, shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange.

Section 2.3    Amendment and Termination.

(1)
The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Unit granted under the Plan and any Grant Agreement relating thereto provided that such suspension, termination, amendment, or revision shall:

(a)	not adversely alter or impair any Unit previously granted except as permitted by the terms of this Plan;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

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(c)	be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.

(2)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Units will continue in effect as long as any such Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Units as they would have been entitled to make if the Plan were still in effect.

(3)
Subject to Section 2.3(1), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Unit that do not require the approval of Shareholders under Section 2.3(4), which may include but are not limited to:

(a)
any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Units;

(c)	any amendment to the Plan respecting administration and eligibility for participation under the Plan; and

(d)
an amendment of the Plan or a Unit as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, the Plan, the Participants or the Shareholders.

(4)	Shareholder approval is required for the following amendments to the Plan:

(a)	any increase in the maximum number of Shares that may be issuable from treasury pursuant to Units granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.15;

(b)	any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.18; and

(c)	any amendment to Section 2.3(3) and this Section 2.3(4).

Section 2.4    Compliance with Legislation

(1)	The administration of the Plan (including any amendments thereto), the terms of the grant of any Unit under the Plan, the grant of Units, and the Corporation’s obligation to issue

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Shares or deliver a Cash Equivalent shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Unit hereunder to issue Shares or deliver a Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.

(2)
No Unit shall be granted, and no Shares shall be issued hereunder, where such grant or issue would require registration of the Plan or of Shares under the securities laws of any foreign jurisdiction (other than the United States), and any purported grant of any Unit or purported issue of Shares hereunder in violation of this provision shall be void.

(3)
The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued to Participants pursuant to the settlement of Units may be subject to limitations on sale or resale under applicable securities laws.

(4)
Should the Board, in its sole and absolute discretion, determine that it is not desirable or feasible to provide for the settlement of Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such settlement obligations be satisfied by means of a cash payment by the Corporation equal to the Cash Equivalent of the Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Corporation with any and all information and undertakings, as may be required to ensure compliance therewith.

Section 2.5    Effective Date

(1)
The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:

(a)	the Stock Exchange; and

(b)
the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares and Multiple Voting Shares entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.

Section 2.6    Applicable Tax Withholdings and Deductions.

(1)	Notwithstanding any other provision contained herein, and together with Section 2.6(3) the Corporation or the relevant Affiliate, as applicable, shall be entitled to withhold from any

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amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with all applicable withholding tax or other source deduction liabilities relating to the settlement of such Units (the “Applicable Withholding Taxes”).

(2)
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or which the Corporation may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

(3)	For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:

(a)
an amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of Units has been received by the Corporation (or withheld by the Corporation from the Cash Equivalent and/or cash payment noted above if applicable);

(b)
the Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

(c)	the Participant elects to settle for cash such number of Units as is necessary to raise funds sufficient to cover the Applicable Withholding Taxes with such amount being withheld by the Corporation.

Section 2.7    No Interest.
No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Corporation to the Participant under this Plan or Unit.
Section 2.8    Non-Transferability
Except as set forth herein, Units are not transferable. Units may be settled only by:

(a)	the Participant to whom the Units were granted;

(b)
with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant;

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(c)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(d)	upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to settle any Unit and this is in compliance with Section 2.3(6).
Section 2.9    Participation in this Plan.

(1)
No Participant has any claim or right to be granted a Unit (including, without limitation, a Unit granted in substitution for any Unit that has expired pursuant to the terms of this Plan), and the granting of any Unit does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Unit granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, retention or termination of any such person.

(2)
No Participant has any rights or privileges as a Shareholder of the Corporation in respect of Shares that are issuable upon the settlement of a Unit pursuant to the terms of this Plan until the allotment and issuance to the Participant of certificates representing such Shares or the entry of such Participant’s name on the share register of the Corporation as the holder of Shares, and that person becomes the holder of record of those Shares. The Participant or the Participant’s legal representative shall not, by reason of the grant of any Unit, be considered to be a Shareholder of the Corporation until a Unit has been duly settled and Shares have been issued in respect thereof.

(3)
Participation in the Plan or the grant of Units on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Units on the same basis, or at all, in any future year.

(4)	The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.

(5)	No Eligible Person has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(a)	any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment);

(b)	any exercise of a discretion or decision taken in relation to Units or to the Plan, or any failure to exercise a discretion or take a decision;

(c)	the operation, suspension, termination or amendment of the Plan.

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(6)
Units shall be credited to an unfunded notional bookkeeping account established and maintained by the Corporation in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, a Unit shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or any Affiliate. No assets of the Corporation or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any Affiliate under this Plan. Any and all of the Corporation’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Corporation or Affiliate.

(7)
The Corporation’s or any of its Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Corporation or such Affiliate to pay money in the future, and the rights of Participants shall be no greater than those of unsecured general creditors.

(8)
The Corporation makes no representation or warranty as to the future Market Value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Shares. With respect to any fluctuations in the Market Value of Shares, neither the Corporation, nor any of its directors, officers, employees, Shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant and they are advised to consult with their own tax advisors.

Section 2.10    Notice
Any Notice required to be given pursuant to the Plan must be in writing. All notices to the Corporation must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

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Section 2.11    Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.12    Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the settlement of all Units granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.
Section 2.13    Conformity to Plan
In the event that a Unit is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Units on terms different from those permitted under this Plan, the Unit, or the grant of such Unit shall not be in any way void or invalidated, but the Unit so granted will be adjusted to become, in all respects, in conformity with this Plan.
Section 2.14    Dividend Equivalents.
In the event a dividend becomes payable on the Shares, then on the payment date for such dividend, each Participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of Units, be credited with additional Units (including fractional Units) of the same kind as credited in such Participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determined by multiplying (a) the number of Units in such Participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by (b) the dividend paid per Share, by (ii) the Market Value of a Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional Units (including fractional Units), if credited, shall vest on the same basis as the underlying Units.
Section 2.15    Adjustments.
Subject to any required approval by the Stock Exchange or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Corporation, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Corporation shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Corporation shall be conclusive, final and binding upon the Participants. However, no amount will be paid to, or in respect of, the Participants under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant to compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

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Section 2.16    Cancellation of Units.
Upon payment in full of the value of the Units, the Units shall be cancelled and no further payments shall be made from the Plan in relation to such Units.
Section 2.17    Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.18    Limits with Respect to Insiders

(1)
The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(2)
The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(3)
Any Unit granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Stock Option Plan or Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.18(1) and Section 2.18(2) above.

Section 2.19    Section 409A Compliance

(1)
The following special rules and limitations are applicable to Units issued under this Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”). “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(2)
With respect to U.S. participants, this Plan as well as payments and benefits under this Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A, and, accordingly, to the maximum extent permitted, this Plan shall be interpreted in accordance therewith. Notwithstanding anything contained in this Plan to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Participant shall not be considered to have terminated employment or service with the Corporation for purposes of this Plan and no payment shall be due to the Participant under this Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Corporation and its Affiliates within the meaning of Section 409A. Any payments described in this Plan that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this

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Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Corporation or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A. The Corporation makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

ARTICLE 3
RESTRICTED SHARE UNITS

Section 3.1    Grant of Restricted Share Units.

(1)
Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

(3)	The Corporation shall maintain a notional account for each RSU Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.

(4)
The grant of a Restricted Share Unit to an RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.

Section 3.2    Equivalence.
One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are permitted under the Plan.
Section 3.3    Calculation.
The number of Restricted Share Units (including fractional Restricted Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 3.4    Vesting.
Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:

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(1)	33.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the first (1st) anniversary of the Date of Grant;

(2)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 1.25 anniversary of the Date of Grant;

(3)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 1.5 anniversary of the Date of Grant;

(4)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 1.75 anniversary of the Date of Grant;

(5)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the second (2nd) anniversary of the Date of Grant;

(6)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 2.25 anniversary of the Date of Grant;

(7)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 2.5 anniversary of the Date of Grant;

(8)	8.33% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the 2.75 anniversary of the Date of Grant; and

(9)	8.36% of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the third (3rd) anniversary of the Date of Grant.

(10)
all Restricted Share Units credited pursuant to Section 2.14 shall vest simultaneously with the Restricted Share Units to which they relate, provided the Participant is continuously employed by or in service with the Corporation, or any of its Affiliates, from the Date of Grant until such Vesting Date, provided, however, that in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8.
Section 3.5    Authorized Leave.
Notwithstanding any other provision of the Plan, unless otherwise approved by the Board or required by applicable employment standards legislation, the vesting of any Restricted Share Units granted hereunder shall be suspended and postponed with effect from the first day of the Vesting Period in which an Authorized Leave falls and, upon an RSU Participant’s return from such Authorized Leave, the vesting of such Restricted Share Units shall recommence on the first day of the Vesting Period that immediately follows the return to work date, and shall be extended by such period of time equivalent to the number of vesting periods for which vesting was suspended. Notwithstanding the foregoing, upon an RSU Participant’s return from an Authorized Leave that was a statutory leave or as a result of a disability, the rate of vesting of such RSU Participant’s

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Restricted Share Units shall be accelerated to twice the rate provided for in the Participant’s Grant Agreement, provided that the acceleration of vesting shall cease when and if the RSU Participant holds vested Restricted Share Units in accordance with the original schedule of vesting dates provided for in the RSU Participant’s Grant Agreement. For certainty, such acceleration may not be sufficient to return to the original schedule of vesting dates provided for in the RSU Participant’s Grant Agreement, and nothing contained herein shall limit the effect of Section 4.3 of the Plan upon the termination of any RSU Participant’s employment. For the purpose of this Section 3.5 “Vesting Period” means the period between RSU vesting dates pursuant to an RSU Participant’s Grant Agreement.
ARTICLE 4
SETTLEMENT & EXPIRY

Section 4.1    Settlement of Restricted Share Units.

(1)	Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:

(a)
all of the vested Restricted Share Units covered by a particular grant and the related Restricted Share Units credited pursuant to Section 3.3 may be settled on the first Business Day following their RSU Vesting Date (the “RSU Settlement Date”);

(b)
the Corporation is entitled to deliver to the Participant, within 5 Business Days following the RSU Settlement Date, an RSU Settlement Notice providing for the method of settlement for the RSUs (an “RSU Settlement Notice”) in respect of any or all vested Restricted Share Units held by the Participant; and

(c)
in the RSU Settlement Notice, the Corporation will elect, in the Corporation’s sole discretion, including with respect to any fractional RSUs, to settle vested Restricted Share Units for their Cash Equivalent (determined in accordance with Section 4.2(1)), Shares (determined in accordance with Section 4.2(2)) or a combination thereof; provided, however, that the Corporation shall at all relevant times reserve the right to modify the method of settlement (even if a RSU Settlement Notice has already been delivered to the Participant).

(2)
Except as otherwise provided in an RSU Participant’s Grant Agreement, subject to Section 4.1(3), settlement of Restricted Share Units shall take place promptly following delivery of an RSU Settlement Notice and take the form set out in the RSU Settlement Notice (unless otherwise modified by the Corporation) through:

(a)	in the case of settlement of Restricted Share Units for their Cash Equivalent, delivery of the Cash Equivalent to the RSU Participant;

(b)
in the case of settlement of Restricted Share Units for Shares, delivery of a share certificate to the RSU Participant or the entry of the RSU Participant’s name on the share register for the Shares; or

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(c)	in the case of settlement of Restricted Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Notwithstanding any other provision of the Plan, in no event will the RSU Settlement Date (and any subsequent payment with respect thereof) for any Restricted Share Units granted hereunder be made later than the end of the third calendar year after the first year of a Participant’s services in respect of which the Restricted Share Units were granted or credited, and any Restricted Share Units that have not settled and been paid by such date will automatically Expire or will accelerate and be settled and paid out by such date, at the sole discretion of the Corporation.

(3)
Except as otherwise provided in an RSU Participant’s Grant Agreement, if an RSU Settlement Notice is not received by the RSU Participant within 5 Business Days following the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.2(2).

Section 4.2    Determination of Amounts.

(1)
Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 4.1(2)(a) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested Restricted Share Units in the Participant’s Restricted Share Unit notional account which the Corporation desires to settle in cash pursuant to the RSU Settlement Notice.

(2)
Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to an RSU Participant upon settlement of Restricted Share Units pursuant to Section 4.1(2)(b) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested Restricted Share Units then recorded in the Participant’s Restricted Share Unit notional account which the Corporation desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the RSU Participant to the Corporation and the entitlement of the RSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the RSU Participant with respect to the value of fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Restricted Share Units by (ii) the Market Value on the RSU Settlement Date.

Section 4.3    Termination.
Except as the Board may otherwise determine or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting therefrom, if an RSU Participant ceases to be an Eligible Person for any reason, any unvested Restricted Share Units held by such RSU Participant shall

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Expire on the RSU Termination Date and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of RSUs. The RSU Participant shall have no entitlement to damages or other compensation arising from this Section 4.3, either in respect of the expiration of unvested Restricted Share Units or the failure to award new Restricted Share Units to such RSU Participant following the RSU Termination Date. However, nothing herein is intended to limit any statutory entitlements, and such statutory entitlements shall, if required, apply despite this language to the contrary.

ARTICLE 5
DEFERRED SHARE UNITS

Section 5.1    Grant of Deferred Share Units.

(1)	Subject to this Article 5, the Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant.

(2)	The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

(3)	The Corporation shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.

(4)
The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

Section 5.2    Equivalence.
One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.
Section 5.3    Election Notice; Elected Amount.

(1)
Subject to Board approval, a DSU Participant may elect by filing an election notice in the form of Schedule “C” attached hereto (the “Election Notice”), once each Fiscal Year, to be paid up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with the balance being paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Corporation by the end of the Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such Fiscal Year. For the first year of the Plan, DSU Participants must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan and the election shall be effective on the first day of the

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fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(2)
The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer for the applicable Fiscal Year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(3)
In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.

Section 5.4    Termination Right.

(1)
Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Corporation, or such other officer of the Corporation designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in the form of Schedule “E” attached hereto (“Termination Notice”).

(2)	Such Termination Notice shall be effective as of the date received by the Corporation.

(3)
Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to comply with Section 5.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.

(4)
For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.

Section 5.5    Calculation.

(1)	The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to this Plan will be calculated by:

(a)	in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or

(b)	in the case of a grant of Deferred Share Units pursuant to Section 5.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

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Section 5.6    Vesting.

(1)
All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion and in compliance with Section 2.3(6), subject to a determination of the Board made in accordance with Article 6.

(2)	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

Section 5.7    Settlement in respect of Deferred Share Units.
In respect of an award of Deferred Share Units granted to a DSU Participant, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date and, except as otherwise provided in a DSU Participant’s Grant Agreement:

(1)
Subject to Section 5.7(2), the DSU Participant (or where the DSU Participant has died, a dependant or relation of the DSU Participant or the legal representative of the DSU Participant) will deliver to the Corporation a DSU Settlement Notice, in the DSU Participant’s sole discretion, to elect to settle all Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 5.8(1)), Shares (determined in accordance with Section 5.8(2)) or a combination thereof.

(2)
If such DSU Settlement Notice is not received by the Corporation within 30 days prior to the DSU Payment Date, settlement shall take the form of the Cash Equivalent determined in accordance with Section 5.8(1), among other provisions of this Plan.

(3)	Settlement of Deferred Share Units shall take place on the DSU Payment Date and in the form set out in the DSU Settlement Notice through:

(a)
in the case of settlement of Deferred Share Units for their Cash Equivalent, delivery of an amount to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may be, representing the Cash Equivalent;

(b)
in the case of settlement of Deferred Share Units for Shares, delivery of a share certificate to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may, or the entry of the Participant’s name on the share register for the Shares; or

(c)	in the case of settlement of Deferred Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 5.8    Determination of Amounts.

(1)	Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units, such calculation will be made based on the Market

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Value on the DSU Termination Date multiplied by the number of Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Termination Date.

(2)
Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares to be issued from treasury and delivered to a DSU Participant upon settlement of Deferred Share Units, such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account. Shares issued from treasury will be issued in consideration for the past services of the DSU Participant to the Corporation and the entitlement of the DSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the DSU Participant with respect to the value of fractional Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Deferred Share Units by (ii) the Market Value on the DSU Termination Date.

ARTICLE 6
PERFORMANCE SHARE UNITS

Section 6.1    Grant of Performance Share Units

(1)
Subject to the provisions of this Plan, the Board may grant Performance Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Performance Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.

(3)
The Corporation shall maintain a notional account for each PSU Participant, in which shall be recorded the number of vested and unvested Performance Share Units granted or credited to such Participant.

(4)
The grant of a Performance Share Unit to a PSU Participant, or the settlement of a Performance Share Unit, under the Plan shall neither entitle such PSU Participant to receive nor preclude such PSU Participant from receiving subsequently granted Performance Share Units.

Section 6.2    Equivalence
One (1) Performance Share Unit is equivalent to one (1) Share. Fractional Performance Share Units are permitted under the Plan.

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Section 6.3    Calculation.
The number of Performance Share Units (including fractional Performance Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

Section 6.4    Vesting.
Each PSU Participant’s Grant Agreement shall describe the Performance Criteria established by the Board that must be achieved for Performance Share Units to vest to the PSU Participant, provided the PSU Participant is continuously employed by or in service with the Corporation, or any of its Affiliates, from the Date of Grant until such PSU Vesting Date, and provided further that in the event of any Change of Control, any unvested Performance Share Units shall vest on the date which the Board determines in accordance with Article 8.
ARTICLE 7
SETTLEMENT & EXPIRY

Section 7.1    Settlement of Performance Share Units.

(1)	Except as otherwise provided in a PSU Participant’s Grant Agreement or any other provision of this Plan:

(a)
all of the vested Performance Share Units covered by a particular grant and the related Performance Share Units credited pursuant to Section 6.2 may be settled on the first Business Day following their PSU Vesting Date (the “PSU Settlement Date”);

(b)
a PSU Participant shall become entitled to deliver to the Corporation, on or before the PSU Settlement Date, a PSU Settlement Notice in respect of any or all vested Performance Share Units held by the PSU Participant; and

(c)
in the PSU Settlement Notice, the PSU Participant will elect, in the PSU Participant’s sole discretion, including with respect to any fractional PSUs, to settle vested Performance Share Units for their Cash Equivalent (determined in accordance with Section 7.2(1)), Shares (determined in accordance with Section 7.2(2)) or a combination thereof.

(2)	Subject to Section 7.1(3), settlement of Performance Share Units shall take the form set out in the PSU Settlement Notice through delivery of:

(a)	in the case of settlement of Performance Share Units for their Cash Equivalent, an amount to the PSU Participant representing the Cash Equivalent;

(b)	in the case of settlement of Performance Share Units for Shares, delivery of a share certificate to the PSU Participant or the entry of the Participant’s name on the share register for the Shares; or

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(c)	in the case of settlement of Performance Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)
Except as otherwise provided in a PSU Participant’s Grant Agreement, if a PSU Settlement Notice is not received by the Corporation on or before the PSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 7.2(2).

(4)
Notwithstanding any other provision of this Plan, in the event that a PSU Settlement Date falls during a black-out period or other trading restriction imposed by the Corporation and a PSU Participant has not delivered a PSU Settlement Notice, then such PSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such black-out period or other trading restriction is lifted, terminated or removed.

Section 7.2    Determination of Amounts.

(1)
Cash Equivalent of Performance Share Units. For purposes of determining the Cash Equivalent of Performance Share Units to be made pursuant to Section 7.1(2)(a) or Section 7.1(2)(c), such calculation will be made on the PSU Settlement Date based on the Market Value on the PSU Settlement Date multiplied by the number of vested Performance Share Units in the Participant’s Performance Share Unit notional account which is to be settled in cash pursuant to the PSU Settlement Notice.

(2)
Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a PSU Participant upon settlement of Performance Share Units pursuant to Section 7.1(2)(b) or Section 7.1(2)(c), such calculation will be made on the PSU Settlement Date based on the whole number of Shares equal to the whole number of vested Performance Share Units then recorded in the Participant’s Performance Share Unit notional account which is to be settled pursuant to the PSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the PSU Participant to the Corporation and the entitlement of the PSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the PSU Participant with respect to the value of fractional Performance Share Units standing to the PSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Performance Share Units by (ii) the Market Value on the PSU Settlement Date.

Section 7.3    Termination.
Except as the Board may otherwise determine or unless otherwise provided in the PSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting from the following, if a PSU Participant ceases to be an Eligible Person for any reason, any unvested Performance Share Units held by such PSU Participant shall Expire on the PSU Termination Date and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of PSUs. The PSU Participant shall have no entitlement to damages or other compensation arising from this Section 7.3, either in respect of the expiration of unvested Performance Share Units or the failure to award new Performance Share Units to such PSU

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Participant following the PSU Termination Date. However, nothing herein is intended to limit any statutory entitlements, and such statutory entitlements shall, if required, apply despite the language to the contrary.
ARTICLE 8
CHANGE OF CONTROL

Section 8.1    Conversion or Exchange of Units.
Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Units and the rights of Participants are not materially adversely affected by any such changes.
Section 8.2    Notice to Participants.
Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.
Section 8.3    Acceleration of Vesting.
The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Units, including conditionally, to provide that, notwithstanding the vesting provisions of such Units or any Grant Agreement, such designated outstanding Units shall be vested upon (or prior to) the completion of the Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Units shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.
ARTICLE 9
BOARD APPROVAL
Section 9.1    Adoption

This Plan was initially adopted by the Board on May 5, 2015 and amended and restated by the Board on April 18, 2018.

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SCHEDULE “A”
SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT

Participant Name:        ###PARTICIPANT_NAME###
Employee Number :         ###EMPLOYEE_NUMBER###
Grant Name:         ###GRANT_NAME###
Issue Date:         ###GRANT_DATE###
Expiry Date:         ###EXPIRY_DATE###
###GRANT_PRICE_REM_START###
Grant Price:         ###MARKET_PRICE_AT_TIME_OF_GRANT###
###GRANT_PRICE_REM_END###
Total ###DICTIONARY_AWARD_NAME###:         ###TOTAL_AWARDS###

SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT
Restricted Share Unit agreement between SHOPIFY INC., a company existing under the laws of Canada (the “Corporation”) and ###PARTICIPANT_NAME###, an individual residing in ###HOME_ADDRESS### (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Restricted Share Units to RSU Participants (as defined in the Plan) entitling RSU Participants to receive on settlement of vested Restricted Share Units a Cash Equivalent (as defined in the Plan), Shares in the capital of the Corporation, or a combination thereof at the discretion of the Corporation;
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;
AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of Restricted Share Units to the Participant, upon the terms and conditions hereinafter provided;

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AND WHEREAS the Corporation desires to grant to the Participant Restricted Share Units upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1. Restricted Share Units. The Corporation hereby grants to the Participant, as of ###GRANT_DATE###, subject to the terms and conditions hereinafter set forth, ###TOTAL_AWARDS### Restricted Share Units (the “Restricted Share Units”), vesting in accordance with the terms of this Grant Agreement and in accordance with the Plan.
2. Vesting of the Restricted Share Units.  The Restricted Share Units shall vest according to the following table:
Date                                                        % of Restricted Share Units Vested
1 year from the Date of Grant        33.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

1.25 years from the Date of Grant	8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

1.5 years from the Date of Grant        8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

1.75 years from the Date of Grant        8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

2 years from the Date of Grant        8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

2.25 years from the Date of Grant        8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

2.5 years from the Date of Grant	8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

2.75 years from the Date of Grant        8.33% of the Restricted Share Units granted
pursuant to Section 1 hereof

3 years from the Date of Grant	8.36% of the Restricted Share Units granted
pursuant to Section 1 hereof

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provided, however, that in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8 of the Plan.
3. Taxes. Notwithstanding any other provision of the Plan, if the Corporation elects to settle the Restricted Share Units in Shares, the Participant hereby directs, at the Corporation’s discretion on each RSU Settlement Date, that
          a. such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that is required as full payment for all applicable withholding taxes; or
          b. to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.
4. Subject to Plan. Except as otherwise provided herein, the Restricted Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith. A copy of the Plan shall be provided to the Participant upon his or her reasonable request from time to time.
5. Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Restricted Share Units.
6. Transfer of Restricted Share Unit. The Restricted Share Units granted pursuant to this Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
7. Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
8. Governing Law.       This Grant Agreement and the Restricted Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
9. French Language.       The parties agree that this Grant Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties seront censes avoir requis que cette contrat de meme que tous les documents s’y rattachant soient rediges en anglais seulement.

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IN WITNESS WHEREOF the parties have caused this Restricted Share Unit agreement to be executed as of the date hereof.
                                                                                 SHOPIFY INC.
                                                                                 Per:###SIGNATURE###
                                                                                        Authorized Signing Officer
NAME OF PARTICIPANT:       ###PARTICIPANT_NAME###
SIGNATURE OF PARTICIPANT: ________________________
 Address:         ###HOME_ADDRESS###

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SCHEDULE “B”
SHOPIFY INC.
RSU SETTLEMENT NOTICE

In respect of the Restricted Share Units that are vesting on ___________ that were granted to you by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), the Corporation hereby elects to settle the Restricted Share Units (including for any fractional Restricted Share Units) as follows [Corporation to select one]:
[the Cash Equivalent, calculated in accordance with Section 4.2(1) of the Plan.]
[Shares, calculated in accordance with Section 4.2(2) of the Plan.]
[the Cash Equivalent for _____________ Restricted Share Units and Shares for ____________ Restricted Share Units.]
[In the event the Corporation selects Cash equivalent include: I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.]
[In the event the Corporation selects Shares include: [(by making your election within the Corporation’s equity administration software, or, if requested by the Corporation, by other means) I:
( )    (i) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount required to cover withholding taxes and any applicable settlement fees, and receive the balance as shares, the location of which I will specify with the Corporation’s equity administration software;
or
( )    (ii) elect to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation, and receive the balance as cash. ]

Date	Participant’s Signature
(Print name)

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SCHEDULE “C”
SHOPIFY INC.
DSU ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Pursuant to the Long Term Incentive Plan of Shopify Inc. (the “Plan”), I hereby elect to receive_______% of my Annual Board Retainer in the form of Deferred Share Units in lieu of cash.
I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.

(b)
I have requested and am satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

(c)
I recognize that when Deferred Share Units are settled in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon settlement of the Deferred Share Units, the Corporation will make or arrange with me to make all appropriate withholdings as required by law at that time.

(d)	The value of Deferred Share Units is based on the value of the Shares of the Corporation and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan.

Date:    __________________                ________________________
(Name of Participant)

________________________
(Signature of Participant)

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SCHEDULE “D”
SHOPIFY INC.
DEFERRED SHARE UNIT GRANT AGREEMENT

Name:            _______________________________
Award Date         _______________________________
Shopify Inc. (the “Corporation”) has adopted a Long Term Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.

Your Award	The Corporation hereby grants to you ________ Deferred Share Units.

PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE CORPORATION.
By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan.
Signature:    _______________________        Date:    ___________________
On behalf of the Corporation:
_________________________________________
Name:
Title:

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SCHEDULE “E”
SHOPIFY INC.
ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED SHARE UNITS
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Notwithstanding my previous election on the DSU Election Notice dated _____________________, I hereby elect to terminate my participation in the Plan effective as of the date this Termination Notice is received by Shopify Inc.
I understand that the Deferred Share Units already granted under the Plan cannot be settled until the DSU Termination Date.
I confirm that I have received and reviewed a copy of the terms of the Plan and agree to continue to be bound by the Plan.

Date:    __________________                ________________________
(Name of Participant)

________________________
(Signature of Participant)

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SCHEDULE “F”
SHOPIFY INC.
DSU SETTLEMENT NOTICE

I, _______________________________________________________, in respect of the         (print name)
Deferred Share Units that were granted to me on _______________________________ by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Deferred Share Units (including for any fractional Deferred Share Units to receive (check one):
( )    (i) the Cash Equivalent, calculated in accordance with Section 5.8(1) of the Plan;
( )    (ii) Shares, calculated in accordance with Section 5.8(2) of the Plan; or
( )     (iii) the Cash Equivalent for _____________ Deferred Share Units and Shares for ____________ Deferred Share Units.
If I elect to receive the Cash Equivalent or a portion of my Deferred Share Units as a Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
( )    (i) enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $____________________ as full payment for the applicable withholding taxes;
( )    (ii) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
( )    (iii) elect to settle for cash such number of Deferred Share Units as is necessary raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.

Date	Participant’s Signature
(Print name)

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SCHEDULE “G”
SHOPIFY INC.
PERFORMANCE SHARE UNIT GRANT AGREEMENT

Performance Share Unit agreement dated _________________, 20___ between SHOPIFY INC., a Company existing under the laws of Canada (the “Corporation”) and __________________________, an individual residing in _______________________ (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Performance Share Units to PSU Participants (as defined in the Plan), entitling PSU Participants to receive on settlement of vested Performance Share Units, a Cash Equivalent (as defined in the Plan), Shares in the capital of the Corporation or a combination thereof;
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;
AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of Performance Share Units to the Participant, upon the terms and conditions hereinafter provided;
AND WHEREAS the Corporation desires to grant to the Participant Performance Share Units upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.
Performance Share Units. The Corporation hereby grants to the Participant, as of _____________, 20____, subject to the terms and conditions hereinafter set forth, _____ Performance Share Units (the “Performance Share Units”), exercisable in accordance with the terms of this Grant Agreement and in accordance with the Plan.

2.	Vesting of the Performance Share Units. Vesting of Performance Share Units is subject to the following Performance Criteria:
________________________________________________________________________
________________________________________________________________________
________________________________________________________________________

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3.
Subject to Plan. This Performance Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith. A copy of the Plan shall be provided to the Participant upon his or her reasonable request from time to time.

4.	Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Performance Share Units.

5.	Transfer of Performance Share Unit. The Performance Share Units granted pursuant to this Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.

6.	Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.

7.
Governing Law. This Agreement and the Performance Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.
French Language. The parties agree that this Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties seront censes avoir requis que cette contrat de meme que tous les documents s’y rattachant soient rediges en anglais seulement.

IN WITNESS WHEREOF the parties have caused this Grant Agreement to be executed as of the date hereof.
SHOPIFY INC.
Per:________________________
Authorized Signing Officer
NAME OF PARTICIPANT: ________________________
SIGNATURE OF PARTICIPANT: ________________________
Address: ________________________

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SCHEDULE “H”
SHOPIFY INC.
PSU SETTLEMENT NOTICE

I, _______________________________________________________, in respect of the         (print name)
Performance Share Units that were granted to me on _______________________________ by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Performance Share Units (including for any fractional Performance Share Units) to receive (check one):
( )    (i) the Cash Equivalent, calculated in accordance with Section 7.2(1) of the Plan;
( )    (ii) Shares, calculated in accordance with Section 7.2(2) of the Plan; or
( )     (iii) the Cash Equivalent for _____________ Performance Share Units and Shares for ____________ Performance Share Units.
If I elect to receive the Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
( )    (i) enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $____________________ as full payment for the applicable withholding taxes;
( )    (ii) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
( )    (iii) elect to settle for cash such number of Performance Share Units as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.

Date	Participant’s Signature
(Print name)

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Appendix "D" - Resolution to Approve Amended and Restated Long Term Incentive Plan

ORDINARY RESOLUTIONS OF THE SHAREHOLDERS OF SHOPIFY INC. (the "Company")

TO APPROVE THE AMENDED AND RESTATED LONG TERM INCENTIVE PLAN

BE IT RESOLVED BY ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.
the Amended and Restated Long Term Incentive Plan (the "LTIP") of the Company attached at Appendix "A" to the Company's management information circular dated April 18, 2018, be and the same is hereby confirmed and approved with such amendments to be effective as of the date hereof;

2.	all unallocated awards under the LTIP are hereby authorized and approved;

3.
future shareholder approval of the unallocated awards under the LTIP will be required on or before May 30, 2021, being the date that is three (3) years from the date of approval of this resolution; and,

4.
any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of any such action.

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